  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 8, 1994

                                                       Registration No. 33-51251


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549
                               ------------------

                                AMENDMENT NO. 3

                                       TO

                                    FORM S-2

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ------------------

                               FORUM GROUP, INC.
                       8900 KEYSTONE CROSSING, SUITE 200
                       INDIANAPOLIS, INDIANA  46240-0498
                                 (317) 846-0700


INDIANA                                                          61-0703072
(State of Incorporation)                                      (I.R.S. Employer
                                                             Identification No.)

                              JOHN H. SHARPE, ESQ.
                           VICE PRESIDENT, SECRETARY
                              AND GENERAL COUNSEL
                               FORUM GROUP, INC.
                       8900 KEYSTONE CROSSING, SUITE 200
                       INDIANAPOLIS, INDIANA  46240-0498
                                 (317) 846-0700
                              (Agent for Service)
                               ------------------

                                   COPIES TO:

                            ROBERT A. PROFUSEK, ESQ.
                           JONES, DAY, REAVIS & POGUE
                           2300 TRAMMELL CROW CENTER
                                2001 ROSS AVENUE
                              DALLAS, TEXAS  75201
                                 (214) 220-3939
                               ------------------



   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.


   None of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.


   The Registrant elects to deliver its latest Annual Report on Form 10-K pursuant to Item 11(a)(1) of this Form.


          THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                               FORUM GROUP, INC.

                             CROSS REFERENCE SHEET

                   Pursuant to Item 501(b) of Regulation S-K

                 Form S-2                         Caption or Location
          Item Number and Heading                    in Prospectus
          -----------------------                 -------------------
 1.  Forepart of Registration Statement
     and Outside Front Cover Page of
     Prospectus..........................  Facing Page; Cross Reference
                                            Sheet; Outside Front Cover Page
                                            of Prospectus
 2.  Inside Front and Outside Back Cover
     Pages of Prospectus.................  Inside Front Cover Page of
                                            Prospectus; Outside Back Cover
                                            Page of Prospectus
 3.  Summary Information, Risk Factors,
      and Ratio of Earnings to Fixed
      Charges............................  "Prospectus Summary"; "Risk
                                            Factors"
 4.  Use of Proceeds.....................  "Use of Proceeds"
 5.  Determination of Offering Price.....     *
 6.  Dilution............................     *
 7.  Selling Security Holders............     *
 8.  Plan of Distribution................  "Plan of Distribution"
 9.  Description of Securities to be
      Registered.........................  "Capital Stock"; "Special Warrants"
10.  Interests of Named Experts and
      Counsel............................  "Experts"; "Legal Opinion"
11.  Information with Respect to the
      Registrant.........................  "Information Incorporated by
                                             Reference"
12.  Incorporation of Certain Information
      by Reference.......................  "Information Incorporated by
                                             Reference"
13.  Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities........................     *

- ----------
*  Item is omitted because answer is negative or inapplicable.

PROSPECTUS
                               FORUM GROUP, INC.
                     Up to 1,520,212 Shares of Common Stock
                                      and
            Up to 149,607 Special Warrants to Purchase Common Stock

  Forum Group, Inc., an Indiana corporation (the "Company"), is offering to certain holders of its Common Stock, without par value ("Common Stock"), the opportunity to subscribe for and purchase additional shares of Common Stock at $3.75 per share. (Such offering is hereinafter referred to as the "Subscription Offering.") Forum Retirement Partners, L.P. ("FRP") is a publicly traded limited partnership for which a wholly owned subsidiary of the Company acts as general partner and in which the Company has a substantial equity interest. The Company and FRP entered into a Recapitalization Agreement (the "FRP Recapitalization Agreement") relating to the recapitalization of FRP (the "FRP Recapitalization"). Pursuant to the FRP Recapitalization Agreement, a wholly owned subsidiary of the Company acquired 6,500,000 newly issued Units (as defined below) for $13.0 million in October, 1993. The Company obtained funds for the purchase of the Units from certain shareholders of the Company who in the aggregate own a majority of the Company's outstanding Common Stock (the "FGI Investors") pursuant to the sale to the FGI Investors of 3,466,666 shares of Common Stock for a total purchase price of approximately $13.0 million, or $3.75 per share. The Subscription Offering is intended to afford Eligible Shareholders (as defined below) the opportunity to acquire additional shares of Common Stock on substantially the same terms applicable to the FGI Investors and thereby avoid dilution. See "The FRP Recapitalization" and "Stock Purchase Agreements." Eligible Shareholders are urged to obtain current market quotations prior to determining whether to accept the Subscription Privilege.

  Only shareholders of record (other than the FGI Investors) as of the close of business on October 18, 1993 (the "Record Date") (such shareholders being hereinafter referred to as "Eligible Shareholders") will be eligible to purchase Common Stock in the Subscription Offering. Eligible Shareholders may subscribe for and purchase .2717458 of a share of Common Stock for each share of Common Stock held of record by them on the Record Date at a purchase price of $3.75 per share (the "Subscription Privilege"). No fractional shares of Common Stock will be issued. The number of shares of Common Stock for which Eligible Shareholders may subscribe will be based on the aggregate number of shares of Common Stock held by the Eligible Shareholder on the Record Date and will be rounded down to the nearest whole number. The opportunity to subscribe for and purchase additional shares of Common Stock pursuant to the Subscription Offering is not directly or indirectly assignable or transferable and will not be evidenced by a certificate. The exercise of the Subscription Privilege will be irrevocable and, if the Subscription Offering is completed, the Subscription Price will be non-refundable. The Subscription Offering is subject to certain conditions.
See "The Subscription Offering."

  In accordance with the terms of a Warrant Agreement, dated as of June 10, 1993 (the "Warrant Agreement"), between the Company and Citicorp USA, Inc. (the "Warrant Holder"), the Company is also offering to the Warrant Holder the opportunity to subscribe for and purchase, at its election, either 149,607 shares of Common Stock or 149,607 Special Warrants (as defined below) at a purchase price of $3.75 per share or Special Warrant to enable the Warrant Holder to avoid dilution. (Such offering is hereinafter referred to as the "Warrant Offering," and the Warrant Offering and the Subscription Offering are
hereafter referred to collectively as the "Offerings.")   Each Special Warrant
is purchasable for $3.75 per Special Warrant and would permit the holder thereof to purchase one share of Common Stock at a warrant exercise price of $0.01 per share. See "The Warrant Offering."

  The Common Stock is traded in the over-the-counter market and price quotations are reported through the National Association of Securities Dealers Automated Quotation System (the "NASDAQ") under the symbol "FOURQ." On October 6, 1993, the last full trading day prior to the public announcement of the first sale of Common Stock pursuant to the Stock Purchase Agreements (as defined below), the close bid quotation for the Common Stock as reported by the NASDAQ was $4.125 per share. On the last trading day prior to the date of this Prospectus, the
close bid quotation for the Common Stock was $    per share.

  The Offerings will expire at 5:00 p.m., New York City time, on April   , 1994,
unless extended in the sole discretion of the Company.

  AN INVESTMENT IN THE COMMON STOCK AND SPECIAL WARRANTS OFFERED HEREBY INVOLVES A NUMBER OF MATERIAL RISKS AND OTHER CONSIDERATIONS. SEE "RISK FACTORS."

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==============================================================================
                              SUBSCRIPTION    UNDERWRITER'S FEES   PROCEEDS TO
                                 PRICE          AND COMMISSIONS     ISSUER (1)
- ------------------------------------------------------------------------------
Per Share or Special Warrant.  $     3.75             N/A           $     3.75
- ------------------------------------------------------------------------------
Total (2)....................  $5,700,795             N/A           $5,700,795
==============================================================================

(1) Before deduction of estimated expenses of $224,000 payable by the Company.

(2) Assumes that Eligible Shareholders purchase 1,370,605 shares of Common Stock in the Subscription Offering and that the Warrant Holder purchases either 149,607 shares of Common Stock or 149,607 Special Warrants in the Warrant Offering.

               The date of this Prospectus is March    , 1994.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder with respect to the Common Stock and Special Warrants offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. For further information with respect to the Company, the Common Stock and the Special Warrants, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

  The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports and other information with the Commission. The Registration Statement, as well as such reports and other information filed by the Company with the Commission, may be inspected at the Public Reference Room maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and should also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

                     INFORMATION INCORPORATED BY REFERENCE

  The following documents filed by the Company (Commission File No. 0-6350) with the Commission are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for its fiscal year ended March 31, 1993 (the "1992 Form 10-K"); (2) the Company's Current Report on Form 8-K dated June 14, 1993; (3) the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 1993, as amended (filed with the Commission on February 14, 1994); (4) the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 1993, as amended (filed with the Commission on February 14, 1994); (5) the Company's Current Report on Form 8-K dated October 6, 1993; and (6) the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 1993, as amended (filed with the Commission on March 2, 1994) (the "1993 Third Quarter Form 10-Q").

  Any statement incorporated herein shall be deemed to be modified, replaced or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified, replaced or superseded shall not be deemed, except as so modified, replaced or superseded, to constitute a part of this Prospectus.

  The Company is delivering copies of the 1992 Form 10-K and the 1993 Third Quarter Form 10-Q to each person to whom this Prospectus is delivered. Upon written or oral request, the Company will provide, without charge, to each person to whom this Prospectus is delivered, a copy of any and all of the documents incorporated by reference herein (not including exhibits to the documents that are incorporated by reference unless the exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests should be directed to John H. Sharpe, Esq., Vice President, Secretary and General Counsel, Forum Group, Inc., 8900 Keystone Crossing, Suite 200, Indianapolis, Indiana 46240-0498, telephone (317) 846-0700.

                               PROSPECTUS SUMMARY

  The following is a summary of certain information contained elsewhere in this Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained elsewhere in this Prospectus, which should be read in its entirety. Unless the context otherwise requires, all references to "1993," "1992," "1991" and "1990" mean the Company's fiscal years ended March 31, 1994, March 31, 1993, March 31, 1992 and March 31, 1991,
respectively.

                                  THE COMPANY

  The Company provides senior housing services in 11 states through the operation of 22 rental retirement communities ("RCs") and three RCs predominantly providing continuing care. The Company also operates one free-standing nursing home. Of those facilities, eight are owned by the Company, two are leased and 16 are managed. Nine of the facilities managed by the Company are owned by FRP. See "The Company" and "Business and Properties of the Company."

                                 RECENT HISTORY

  On February 19, 1991, the Company and certain of its affiliates (not including
FRP) (collectively, the "Forum Debtors") commenced proceedings (the "Reorganization Proceedings") under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") to reorganize and restructure their liabilities.
On April 2, 1992, the Company emerged from bankruptcy pursuant to a plan of reorganization (the "POR"). See "The Company --Reorganization Proceedings." Thereafter, the Company entered into agreements with the FGI Investors, being Apollo FG Partners, L.P. ("AFG"), Forum Holdings, L.P. ("Forum Holdings"), Healthcare Resources I, L.P. ("Resources") or certain of their affiliates, which resulted in a substantial recapitalization of the Company in June 1993 (the "1993 Recapitalization"). The FGI Investors, in the aggregate, beneficially owned 71.7% of the outstanding Common Stock as of the completion of the 1993 Recapitalization. See "The Company -- The 1993 Recapitalization" for a description of the 1993 Recapitalization and see "The Offerings" with respect to the FGI Investors' present beneficial ownership of Common Stock.

  Although the Company has historically experienced significant losses, including a net loss of $7.4 million for the fiscal year ended March 31, 1993 (see "Risk Factors--History of Unprofitable Operations"), the Company's operating results have improved substantially in 1993 compared to prior years. For the nine months ended December 31, 1993, the Company had net income of approximately $1.3 million, or $0.08 per share, compared to a net loss of $7.0 million, or $(0.95) per share, for the comparable period in 1992. See "Pro Forma Financial Information." Although the write-off of deferred financing costs relating to the payment and prepayment of the Company's bank debt as a result of the refinancing decribed in "The Refinancing" (the "Refinancing") and certain other fees and expenses relating to the Refinancing will result in extraordinary changes in the Company's fourth fiscal quarter (presently estimated at $8.0 million), the Company presently expects its operating results for such quarter to be generally consistent with its improved operating results in the Company's third fiscal quarter of 1993. The Company intends to seek growth through the acquisition of additional properties and assets. See "The Company--Business Strategy and Outlook."

                                  RISK FACTORS


  The Common Stock and Special Warrants offered hereby are subject to a number of material risks and other investment considerations, including the Company's high level of leverage, risks relating to floating interest rates applicable to a substantial portion of the Company's long-term debt, restrictive covenants applicable to the Company, the Company's history of unprofitable operations, the Company's recent bankruptcy proceedings and recapitalization in 1993, the Company's failure to pay dividends since 1989 and restrictions on its payment of dividends, the risks of RC ownership generally, the risks of government regulation and reimbursement by third-party payors, the risks of potential future dilution and risks relating to the Company's interest in FRP. See "Risk Factors."

                            THE FRP RECAPITALIZATION

  On December 30, 1993, FRP obtained a $50.3 million loan from Nomura (the "New FRP Loan"). The proceeds of the New FRP Loan were used, together with equity capital made available to FRP, to retire and repay all existing indebtedness of FRP, including bank debt maturing on December 31, 1993 (the "FRP Bank Debt") (the principal balance of which was approximately $22.5 million prior to the FRP Recapitalization Agreement), and approximately $34.1 million aggregate principal amount of FRP's split coupon first mortgage notes (the "FRP Split Coupon Notes"), and to pay related fees and expenses. Pursuant to a Recapitalization Agreement between FRP and the Company (the "FRP Recapitalization Agreement"), the Company purchased through a subsidiary 6,500,000 newly issued units of limited partners' interests ("Units") from FRP for $13.0 million, or $2.00 per Unit. The FRP Recapitalization Agreement was the result of arms' length negotiations between representatives of the Company and a committee of the independent directors of the general partner of FRP, and their representatives. Various factors were important to the Company's decision to enter into the FRP Recapitalization Agreement, including (i) FRP's need for equity capital to refinance its indebtedness, including the FRP Bank Debt which matured on December 31, 1993, and the willingness of the FGI Investors to make available to the Company the equity capital necessary therefor, (ii) the Company's substantial equity interest in FRP and the potential adverse impact thereon which would result if the FRP Bank Debt is not paid when it becomes due, (iii) the terms of the New FRP Loan, including provisions that would permit FRP to make distributions to holders of Units in certain circumstances, and the lower debt service costs which FRP would incur if the Nomura refinancing of FRP's indebtedness were completed, and (iv) recent improvements in FRP's results of operations and the Company's views as to FRP's prospects. Based on the foregoing factors, management of the Company believes that the purchase of additional Units pursuant to the FRP Recapitalization Agreement was an attractive investment and that the transactions contemplated by the FRP Recapitalization Agreement will enhance the value of the Company's equity interest in FRP.

  As a result of the purchase of the 6,500,000 Units, the Company increased, on an interim basis, its aggregate beneficial ownership of Units to 8,440,268 Units, or approximately 55.2% of the total number of Units outstanding. In accordance with the terms of the FRP Recapitalization Agreement, following the completion of a subscription offering made to holders of Units other than the Company and its affiliates (the "FRP Offering"), FRP repurchased 1,994,189 Units at the same price paid by the Company's subsidiary under the Recapitalization Agreement. Accordingly, the Company now beneficially owns approximately 42.17% of the Outstanding Units.

  Under the terms of the Company's prior long-term debt, the Company could not enter into the FRP Recapitalization Agreement unless it obtained new investment equity. Accordingly, the FGI Investors agreed to enter into certain stock purchase agreements with the Company (the "Stock Purchase Agreements") pursuant to which the FGI Investors purchased a total of 3,466,666 shares of Common Stock from the Company in

October for an aggregate purchase price of approximately $13.0 million, or $3.75 per share. The terms and conditions of the Stock Purchase Agreements, which were modeled on the February Stock Purchase Agreement (as defined below) entered into between the Company and Forum Holdings prior to the time at which the FGI Investors acquired a majority interest in the Company, were determined by a committee of the Board of Directors of the Company comprised solely of persons who are not officers or employees of the Company or affiliates of the FGI Investors to be fair and reasonable to, and in the best interest of, the Company and comparable to those that could be negotiated with an unrelated third party. See "Stock Purchase Agreements."

                                 THE OFFERINGS

  As a result of the transactions contemplated by the Stock Purchase Agreements, the FGI Investors, in substance, advanced to the Company the equity capital necessary to permit the Company to enter into the FRP Recapitalization Agreement without any compensation being paid to the FGI Investors for such advance funding. Any excess equity capital derived from the Subscription Offering or as a result of the repurchase of Units in connection with the FRP Offering will be retained by the Company and used for general corporate purposes, including funding the Company's growth strategy. See "Use of Proceeds."

  As a result of their purchase of 3,466,666 shares of Common Stock pursuant to the Stock Purchase Agreements, the FGI Investors increased their aggregate beneficial ownership of Common Stock to 16,223,682 shares (including 5,760 shares presently purchasable for a nominal price upon exercise of the Investor Warrants (as defined below)), or approximately 76.3% of the total number of shares outstanding, from 12,757,016 shares (including 5,760 shares presently purchasable for a nominal price upon exercise of the Investor Warrants), or 71.7% of the shares outstanding prior thereto. The Subscription Offering is intended to afford Eligible Shareholders the opportunity, if they elect to do so, to purchase additional shares on substantially the same terms as the 3,466,666 shares of Common Stock were purchased by the FGI Investors and thereby avoid dilution as a result of the issuance of such shares to the FGI Investors. If all of the 1,520,212 shares of Common Stock being offered pursuant to the Offerings were subscribed for and purchased by Eligible Shareholders and the Warrant Holder, the FGI Investors' percentage ownership of Common Stock outstanding would be approximately 71.2%. Eligible Shareholders that elect to participate in the Subscription Offering will not be entitled to purchase any portion of the Common Stock not subscribed for by Eligible Shareholders that elect not to participate in the Subscription Offering. Accordingly, the FGI Investors' percentage ownership of the total outstanding Common Stock will exceed 71.2% to the extent Eligible Shareholders elect not to participate in the Subscription Offering and the Warrant Holder elects not to subscribe for and purchase shares of Common Stock pursuant to the Warrant Offering. See "Stock Purchase Agreements."

  ELIGIBLE SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS PRIOR TO DETERMINING WHETHER TO ACCEPT THE SUBSCRIPTION PRIVILEGE.

  The Warrant Offering is required to be made under the terms of the Warrant Agreement. The Warrant Offering will afford the Warrant Holder, as the holder of warrants issued pursuant to the Warrant Agreement (the "Warrants"), if it elects to do so, the opportunity to avoid dilution as a result of the issuance of shares of Common Stock pursuant to the Stock Purchase Agreements and the Subscription Offering. The Warrant Holder may subscribe for and purchase, at its election, in whole or in part, either (i) 149,607 shares of Common Stock at a purchase price of $3.75 per share or (ii) 149,607 special warrants (the "Special Warrants"), each representing the right to purchase one share of Common Stock upon the payment of an exercise price per Special Warrant of $0.01 at any time prior to 5:00 p.m., Indianapolis, Indiana time, on June 11, 1999, at a purchase price of $3.75 per Special Warrant. See "The Warrant Offering."

  THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD OF DIRECTORS") HAS AUTHORIZED THE SUBSCRIPTION OFFERING TO AFFORD ELIGIBLE SHAREHOLDERS THE OPPORTUNITY, IF THEY ELECT TO DO SO, TO AVOID DILUTION AS A RESULT OF THE ISSUANCE OF 3,466,666 SHARES OF COMMON STOCK TO THE FGI INVESTORS. ALTHOUGH THE COMPANY HAS BEEN INFORMED BY THE FGI INVESTORS THAT THE FGI INVESTORS BELIEVE THAT THE ACQUISITION OF ADDITIONAL SHARES OF COMMON STOCK AT $3.75 PER SHARE REPRESENTED AN ATTRACTIVE INVESTMENT BY THE FGI INVESTORS, THE BOARD OF DIRECTORS HAS DETERMINED TO EXPRESS NO OPINION AND MAKE NO RECOMMENDATION TO ELIGIBLE SHAREHOLDERS REGARDING THEIR DECISION EITHER TO EXERCISE OR REFRAIN FROM EXERCISING THEIR SUBSCRIPTION PRIVILEGE PURSUANT TO THE SUBSCRIPTION OFFERING. ANY ANALYSIS OF THE VALUE OF AN INVESTMENT IN COMMON STOCK IS NECESSARILY UNCERTAIN, IS BASED IN SUBSTANTIAL PART ON FUTURE EVENTS, INCLUDING THE COMPANY'S FUTURE OPERATING PERFORMANCE, MANY OF WHICH ARE OUTSIDE THE CONTROL OF THE COMPANY, AND IS HEAVILY DEPENDENT UPON THE PARTICULAR CRITERIA

AN INVESTOR DETERMINES TO BE APPROPRIATE FOR SUCH INVESTOR'S ANALYSIS. ACCORDINGLY, ELIGIBLE SHAREHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO SUBSCRIBE FOR AND PURCHASE ADDITIONAL COMMON STOCK PURSUANT TO THE SUBSCRIPTION OFFERING AND SHOULD GIVE CAREFUL CONSIDERATION TO THE TERMS OF THE SUBSCRIPTION OFFERING AND SUCH OTHER FACTORS AS SUCH ELIGIBLE SHAREHOLDERS DETERMINE TO BE RELEVANT, INCLUDING, IN ADDITION TO FACTORS GENERALLY APPLICABLE TO AN INVESTMENT IN AN ENTITY SUCH AS THE COMPANY, THE FACTORS REFERRED TO UNDER THE CAPTION "RISK FACTORS" BELOW.

  THE EXERCISE OF THE SUBSCRIPTION PRIVILEGE WILL BE IRREVOCABLE AND, IF THE SUBSCRIPTION OFFERING IS COMPLETED, THE SUBSCRIPTION PRICE WILL BE NON-REFUNDABLE. SEE "THE OFFERING."

                                THE COMMON STOCK

  The Common Stock is traded in the over-the-counter market and price quotations are reported through the NASDAQ under the symbol "FOUR." On October 6, 1993, the last full trading day prior to the public announcement of the first sale of Common Stock pursuant to the Stock Purchase Agreements, the close bid quotation for the Common Stock as reported by the NASDAQ was $4.125 per share. For a more recent close bid quotation for the Common Stock, see the cover page of this Prospectus.

                                USE OF PROCEEDS

  The net proceeds of the Offerings (estimated to be approximately $5.5 million assuming Eligible Shareholders and the Warrant Holder subscribe for and purchase an aggregate of 1,520,212 shares of Common Stock pursuant to the Offerings) will be added to the Company's working capital and used for general corporate purposes, which could include financing future growth of the Company through possible acquisitions (although the Company has not entered into any agreement providing for any such acquisition). See "Use of Proceeds." The proceeds to the Company as a result of the repurchase of Units in connection with the FRP Offering (see "The FRP Recapitalization"), if any, will also be added to the Company's working capital and used for general corporate purposes. The Acquisition Loan, if completed, would require the Company to invest $1.00 of equity capital for every $2.00 of debt financing provided under the Acquisition Loan. Accordingly, the Company may be required to raise additional equity capital (through one or more rights offerings or otherwise) if the Company seeks to avail itself of the entire amount of financing to be available to it under the Acquisition Loan.

  While the Company has engaged in preliminary discussions regarding certain possible acquisitions of additional RCs and other assets, as of the date of this Prospectus, the Company had not entered into any agreement providing for any acquisition of any additional property or other assets outside the ordinary course of business. (See "Use of Proceeds" with regard to a possible joint investment program that the Company is considering with another entity.) There can be no assurance that any such acquisitions will be completed or, if so, as to the timing or terms thereof. The transactions contemplated by the Acquisition Commitment are subject to various conditions and there can be no assurance as to the timing or terms thereof. See "Refinancing and Other Loans -- Acquisition Commitment."

                        SUMMARY PRO FORMA FINANCIAL DATA

  The following table presents unaudited summary pro forma financial data of the Company as of and for the nine months ended December 31, 1993 and for the year ended March 31, 1993. The pro forma results of operations have been derived from the Company's unaudited financial statements contained in the 1993 Third Quarter Form 10-Q and the Company's audited financial statements contained in the 1992 Form 10-K, as adjusted to give effect to the sale of, alternatively, 1,520,212 and no shares of Common Stock pursuant to the Offerings (assuming all Eligible Shareholders and the Warrant Holder subscribe for and purchase all shares of Common Stock being offered in the Offerings), the transactions described under the caption "The Company --The 1993 Recapitalization" below, the closing of the Refinancing Loan and the application of the proceeds from the Refinancing Loan to the prepayment of the $49.0 million principal balance of the Citicorp Term Loan (as defined below) and $30.0 million aggregate principal amount of the Company's senior subordinated notes (the "Senior Subordinated Notes") and the payment of estimated costs and expenses, as if such transactions had been consummated on the first day of the period presented. The pro forma balance sheet data have been adjusted to give effect to such transactions as if the transactions had been consummated as of December 31, 1993. See "Pro Forma Financial Information" for pro forma financial information assuming, in the alternative, that no shares of Common Stock are purchased pursuant to the Subscription Offering. The pro forma financial data do not purport to be indicative of the financial position or results of operations that would actually have been reported had such transactions in fact been consummated on such dates or of the financial position or results of operations that may be reported by the Company in the future. All of the following data should be read in conjunction with the audited financial statements contained in the 1992 Form 10-K (including the notes thereto) and the unaudited financial statements contained in the 1993 Third Quarter Form 10-Q (including the notes thereto), copies of which accompany this Prospectus, and the unaudited pro forma financial information and related notes contained elsewhere in this Prospectus. See "Pro Forma Financial Information."

                                                  Nine Months Ended        Fiscal Year Ended
                                                  December 31, 1993         March 31, 1993
                                               -----------------------  -----------------------
                                               Historical   Pro Forma   Historical   Pro Forma
                                               -----------  ----------  -----------  ----------
                                                    (000's Omitted, except per share data)
RESULTS OF OPERATIONS:
   Total Revenues (a)........................    $ 80,636    $ 80,636     $ 93,302    $ 93,302
   Operating Expenses........................     (57,450)    (57,450)     (70,417)    (70,417)
   Depreciation..............................     ( 5,841)    ( 5,841)     ( 8,793)    ( 8,793)
   Interest expense..........................     (13,241)    (14,330)     (18,192)    (19,578)
   Other expenses............................     ( 3,787)    ( 3,787)     ( 5,411)    ( 5,411)
   Income (loss) before minority
      interests and extraordinary charge.....         317     (   772)      (9,511)    (10,897)
     Minority interests......................         972         972        2,152       2,152
                                                 --------    --------     --------    --------
   Net income (loss) before
      extraordinary charge...................       1,289         200       (7,359)    ( 8,745)
                                                 ========    ========     ========    ========
   Net income (loss) per share
      before extraordinary charge............       $0.08       $0.01       $(0.98)   $(  0.38)
                                                 ========    ========     ========    ========

- --------------------

(a) A change in the estimate of amounts reimbursable to third party payors from prior years resulted in the recognition of $1,115,000 of revenue in the nine-month period ended December 31, 1993, $54,000 of which applies to the fiscal year ended March 31, 1993.

                                          At December 31, 1993
                         ------------------------------------------------------
                                          Pro Forma with      Pro Forma with-
                                         Additional Sale       out Additional
                          Historical         of Stock          Sale of Stock
                         -------------  -------------------  ------------------
                                           (000's Omitted)
BALANCE SHEET DATA:
 Cash..................    $ 14,334             $ 18,604            $ 12,903
 Total assets..........     286,991              293,236             287,535
 Long-term debt........     191,917(a)           206,218(a)          206,218(a)
 Shareholders' equity..      50,971               48,448              42,747

- -------------------------

(a) Includes $76,381,000 of secured non-recourse obligations of the Company. See Note 1(c) of Notes to Pro Forma Financial Statements."

                  PRINCIPAL TERMS OF THE SUBSCRIPTION OFFERING

Eligible Shareholders........ Each shareholder of record as of the close of business on the Record Date (October 18, 1993), other than the FGI Investors. See "The Subscription Offering -- Subscription Privilege."

Subscription Privilege....... Each Eligible Shareholder may subscribe for and purchase .2717458 of a share of Common Stock for each share of Common Stock held of record by that Eligible Shareholder on the Record Date. No fractional shares of Common Stock will be issued. The number of shares of Common Stock for which each Eligible Shareholder may subscribe will be based on the aggregate number of shares of Common Stock held by the Eligible Shareholder on the Record Date and will be rounded down to the nearest whole number. See "The Subscription Offering -- Subscription Privilege."

Subscription Price........... $3.75 in cash per share of Common Stock subscribed for pursuant to the Subscription Privilege (the "Subscription Price"). See "The Subscription Offering -- Subscription Privilege."

Subscription Privilege
 Not Transferable............ The opportunity to subscribe for and purchase
                              Common Stock pursuant to the Subscription Offering is not directly or indirectly assignable or transferable by the Eligible Shareholder and will not be evidenced by a certificate. See "The Subscription Offering -- Subscription Privilege."

Subscription Privilege
Not Revocable................ Once an Eligible Shareholder has exercised the
                              Subscription Privilege, such exercise may not be revoked by an Eligible Shareholder. See "The Subscription Offering -- No Revocation."

Expiration Date.............. April    , 1994, at 5:00 p.m., New York City time,
                              subject to extension in the sole discretion of the Company. See "The Subscription Offering -- Expiration Date."

Procedures for Exercising
Subscription Privilege....... The Subscription Privilege may be exercised by properly completing the Notice of Exercise of Subscription Privilege enclosed herewith ("Notice of Exercise") or a facsimile thereof and forwarding such Notice of Exercise, together with payment of the Subscription Price for each share of Common Stock subscribed for pursuant to the Subscription Offering, to the Subscription Agent so that it is received prior to the Expiration Date. If the mail is used to forward Notices of Exercise, it is recommended that registered mail be used. See "The Subscription Offering -- Exercise of the Subscription Privilege."

Persons Holding Common
Stock Through Others......... Persons who on the Record Date held Common Stock through a broker, dealer, commercial bank, trust company or other nominee should contact the appropriate institution or nominee and request it to effect the transactions for them. See "The Subscription Offering -- Exercise of Subscription Privilege."

Issuance of Share
Certificates................. Share certificates evidencing Common Stock purchased pursuant to the Subscription Offering will be delivered to

                              Eligible Shareholders as soon as practicable after they have validly exercised their Subscription Privilege. See "The Subscription Offering -- Exercise of Subscription Privilege."

Subscription Agent........... American Stock Transfer & Trust Company.

                                 RISK FACTORS

  The Common Stock and Special Warrants offered hereby are subject to a number of material risks and other investment considerations. These risks and investment considerations should be carefully considered by Eligible Shareholders prior to the exercise of the Subscription Privilege pursuant to the Subscription Offering and by the Warrant Holder prior to its election to purchase shares of Common Stock or Special Warrants pursuant to the Warrant Offering.

HIGH LEVERAGE

  Although the net proceeds of the Offerings, if any, will increase the shareholders' equity of the Company, the Company will continue to have indebtedness that is substantially greater than its shareholders' equity even after giving effect to the Offerings. On a pro forma basis accounting for the Offerings (assuming subscription by the Eligible Shareholders and the Warrant Holder of all 1,520,212 shares of Common Stock being offered pursuant to the Offerings), the Company's ratio of long-term indebtedness, including the current portion thereof, to shareholders' equity was 4.26:1.0 at December 31, 1993, and its ratio of operating income to net interest expense was .44:1.0 and .95:1.0, respectively, for the fiscal year ended March 31, 1993 and the nine-month period ended December 31, 1993. See "Pro Forma Financial Information."

RESTRICTIVE COVENANTS

  The terms of the Company's long-term debt include various restrictive covenants, including restrictions on the Company's ability to incur additional indebtedness or liens, prohibitions on the payment of dividends and other restrictions. The terms of the Nomura Loans contain various restrictive covenants applicable to the subsidiary borrowers thereunder, including covenants prohibiting the borrowers from engaging in any activity other than owning and operating certain properties and incurring additional debt. Moreover, the Nomura Loans provide that the Company could be replaced as manager of the Owned Properties (as defined below) or Acquired Properties (as defined below), as the case may be, upon the vote of the holders of 66-2/3% of the principal amount of the related notes in certain limited circumstances. See "Business and Properties of the Company -- Mortgages" and "Refinancing and Other Loans -- Refinancing Loan" and "Refinancing and Other Loans -- Acquisition Commitment."

FLOATING INTEREST RATES

  A substantial portion of the Company's indebtedness bears interest at variable rates tied to certain interest rate indices. Interest payable under the Nomura Loans fluctuates by reference to LIBOR, although the Nomura Loans include a feature that permit the Company to elect, subject to certain restrictions, to convert to a fixed interest rate structure. See "Refinancing and Other Loans -- Refinancing Loan -- Refinancing Option." Accordingly, while interest rates generally have been low in recent periods, the Company's results of operations could be adversely affected by increases in such rates.

  In connection with the Refinancing Loan, the subsidiary borrower thereunder entered into an interest rate cap agreement with a financial institution that provides that such financial institution will reimburse the subsidiary borrower for any interest paid under the Refinancing Loan in excess of 8.925% per annum. The interest rate cap agreement is for the term of the Refinancing Loan. See "Refinancing and Acquisition Loan -- Refinancing Loan." It is contemplated that the Company will enter into interest rate cap agreements or similar arrangements in respect of variable rate debt under the Acquisition Loan.

HISTORY OF UNPROFITABLE OPERATIONS

  For the fiscal year ended March 31, 1993, the Company had a net loss of $7,359,000. For the nine months ended December 31, 1993, the Company had net loss of $483,000 compared to a net loss of $7,081,000 for the same period of the previous fiscal year. For the three months ended December 31, 1993, the Company had net income of $272,000, compared to a net loss of $1,815,000 for the same period of the previous fiscal year. The net loss for the nine-months period ended December 31, 1993 included extraordinary charges totalling $1,772,000 related to the early extinguishment of the Company's and FRP's debt. A change in the estimate of amounts reimbursable to third party payors from prior years resulted in the recognition of $1,115,000 of operating revenue in the nine-month period ended December 31, 1993. The Company's objective is to continue to increase occupancy rates and improve its operating margins through controlling expenses so that the Company can generate, on a sustainable basis, positive results of operations.
As a result of the completion of the Refinancing Loan, the Company will be required to incur a non-cash write-off of deferred financing costs of approximately $5.0 million, to expense a $3,000,000 fee paid in connection with the prepayment of the Senior Subordinated Notes in the Company's fiscal quarter ended March 31, 1994, and to recognize certain other expenses. There can be no assurance that the Company will have profitable operations in future periods.

RECENT BANKRUPTCY PROCEEDINGS AND 1993 RECAPITALIZATION

  The Forum Debtors commenced the Reorganization Proceedings under Chapter 11 of the Bankruptcy Code in 1991, the Company emerged from bankruptcy in 1992, and it required a substantial recapitalization in 1993. See "The Company -- Reorganization Proceedings" and "The Company -- The 1993 Recapitalization."

DIVIDEND POLICY; RESTRICTIONS ON PAYMENT OF DIVIDENDS

  The Company has not declared or paid dividends on the Common Stock since 1989 and does not anticipate paying regular dividends on the Common Stock in the foreseeable future, but rather presently expects to reinvest any excess cash flow in the Company's businesses. See "Dividend Policy." Dividends and other distributions are prohibited by the terms of the Senior Secured Notes as long as such Notes remain outstanding. See "Refinancing and Other Loans -- Other Long-Term Debt." Distributions by the borrowers under the Nomura Loans to the Company are subject to certain financial tests and other limitations described below. See " -- Restrictive Covenants," "Refinancing and Other Loans -- Refinancing Loan" and " -- Acquisition Commitment."

RISKS OF RC OWNERSHIP GENERALLY

  The RCs owned or operated by the Company may be affected by the risks generally incident to the ownership and operation of real property, including adverse changes in general or local economic conditions, increases in real estate taxes and other operating expenses (including costs of energy), adverse governmental rules and policies (including environmental restrictions), changes in competitive conditions within their respective geographical market areas, uninsured losses, repair and replacement of fixed assets, unbudgeted contingencies and other factors beyond the Company's control. Such changes may negatively effect the profitability of operations and the value of owned or leased RCs and may have a direct or indirect result of reducing management fee income in respect of managed RCs.

  The value and profitability of the Company's RCs may also be affected by changes in the overall demand for such rental communities and assisted living and nursing facilities, as well as general economic and capital market conditions. Although the Company believes that demand is currently at high levels relative to supply of comparable RCs, there can be no assurance that demand for RCs will continue at those levels or, even if it does continue, that the Company will be successful in capitalizing upon that demand. Residents of the independent and assisted living components of the rental RCs enter into residency agreements on a short-term basis; consequently, there can be no assurance that independent living units and assisted living suites presently occupied will continue to be occupied. The Company's RCs may be subject to competition from other rental and continuing care RCs and assisted living and nursing facilities in the respective geographic areas of such facilities. See "Business and Properties of the Company -- Competition."

  One of the owned or leased RCs and two of the managed RCs have not yet achieved stabilized occupancy (generally considered to be approximately 90%). A high percentage of the Company's operating expenses are fixed and are therefore incurred regardless of the level of occupancy. To the extent any RC is unable to achieve stabilized occupancy, it may adversely affect the Company's results of operations. See "Business and Properties of the Company -- Rental RCs."

GOVERNMENT REGULATION

  RC operations are subject to federal, state and local government regulations. Facilities are subject to periodic inspection by state licensing agencies to determine whether the standards necessary for continued licensure are maintained. In granting and renewing licenses, the state agencies consider, among other things, buildings, furniture and equipment; qualifications of administrative personnel and staff; quality of care and compliance with laws and regulations relating to operation of the facilities. State licensure of a nursing facility is a prerequisite to certification for participation in the Medicare and Medicaid programs. The Company believes that all of its RCs are presently in substantial compliance with applicable federal, state and local regulations with respect to healthcare licensure requirements. However, because those standards are subject to change, there can be no assurance that its RCs will be able to maintain their licenses upon a change in standards, and future changes in those standards could necessitate substantial expenditures by the Company. Most states have licensure requirements for the assisted living components of RCs; however, those requirements are generally much less comprehensive and stringent than requirements for licensure of nursing facilities. None of the states in which the Company's RCs are located presently have healthcare licensure requirements for the independent living components of RCs.

  RCs offering continuing care are subject to additional standards administered by state regulatory agencies, including reporting requirements. Certain compliance issues have recently arisen with respect to Forum/Rancho San Antonio, a continuing care RC located in Cupertino, California, subject to regulation by the California Department of Social Services ("DSS"). Forum/Rancho San Antonio is owned by a nonprofit cooperative housing corporation controlled by residents of the community (the "RSA Co-op") and managed by a subsidiary of the Company (the "RSA Manager"). In consideration of development activities and a construction loan, the RSA Co-op issued a subsidiary of the Company several promissory notes in the aggregate principal amount of $18,493,000. It is contemplated that these notes, as well as other substantial loans for construction, will be repaid from the proceeds from the sales of memberships in the RSA Co-op. In September 1993, DSS advised the Company that as a consequence of certain alleged reporting and other deficiencies membership purchase price deposits paid by prospective residents of the community were to be retained in escrow. As a consequence, closings on the sale of memberships were delayed. On January 21, 1994, DSS and the entities which it has heretofore certified to provide continuing care at Forum/Rancho San Antonio (including the RSA Co-Op, the RSA Manager and a non-profit subsidiary of the Company which leases the on-site healthcare center from the RSA Co-op (the "Health Corporation")) entered into an agreement whereby DSS issued a new certificate for buildings I, II and III of Forum/Rancho San Antonio, but conditioned the continued validity of the certificate on the satisfaction of certain requirements, including changes in the composition of the officers and directors of the RSA Manager and of the Health Corporation and modification of the management agreement among the RSA Co-op, the RSA Manager and the Health Corporation. As a consequence of this agreement, DSS authorized the release of the purchase price deposits from escrow, thereby allowing closings to resume. DSS has stated that this certificate may be forfeited in the event of a material breach of the specified conditions. While the Company believes that Forum/Rancho San Antonio will be able to satisfy such conditions, there can be no assurance with respect thereto. Notwithstanding the foregoing, the Company believes that all of its continuing care RCs are presently in substantial compliance with applicable reporting and other governmental requirements. However, because continuing care certification requirements are subject to change, there can be no assurance that the Company's continuing care RCs will be able to maintain their certification.

  The failure to obtain or renew certain required regulatory approvals or licenses, the delicensing or decertification of any of the Company's RCs, including Forum/Rancho San Antonio, or the disqualification of the Company, FRP and other affiliates of the Company from participation in certain federal and state reimbursement programs could have a material adverse effect upon the Company. See "Business and Properties of the Company -- Regulation and Other Factors."

  The Federal Omnibus Budget Reconciliation Act of 1993 includes certain changes in the Medicare program effective October 1, 1993, including, among other things, the elimination of the provision allowing Medicare providers to receive a return on equity as part of the provider's payment under the program. See "Business and Properties of the Company -- Sources of Payment." Although the Company does not expect this change to have a material adverse effect on the Company's financial condition or results of operations, there can be no assurance in this regard.

  In January 1993, President Clinton established the Task Force on National Health Care Reform (the "Task Force"). The Task Force was charged with preparing health care reform legislation to be presented to Congress. Among the stated concerns considered by the Task Force were the means to control or reduce public and private spending on health care, to reform the payment methodology for healthcare goods and services by both the public (Medicare and Medicaid) and private sectors and to provide universal access to health care. The Task Force has presented its report and recommendations to the Administration, and the Administration has recently proposed legislation to Congress. The Company cannot predict the effect the Task Force's report and recommendations or the proposed legislation may have on its business, and no assurance can be given that any such report and recommendations or the proposed legislation will not have a material adverse effect on the Company. Various other legislative and industry groups are studying numerous healthcare issues, including access, delivery and financing of long-term health care, and at any given time there are numerous federal and state legislative proposals relating to the funding and reimbursement of healthcare costs. It is difficult to predict whether these proposals will be adopted or the form in which they might be adopted, and no assurance can be given that any such legislation, if adopted, would not have a material adverse effect on the Company.

REIMBURSEMENT BY THIRD-PARTY PAYORS

  For the nine months ended December 31, 1993, the Company derived approximately 16% of its operating revenues from Medicare and Medicaid and approximately 84% of its operating revenues from private pay sources. Governmental and other third-party payors have adopted and are continuing to adopt cost containment measures designed to limit payments to healthcare providers. Medicaid reimbursement rates are generally less than the rates charged to private pay residents. There can be no assurance that payments under governmental or third-party payor programs will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allocable to residents participating in such programs. Because of the level of revenues which the Company derives from Medicare and Medicaid, the Company's results of operations are sensitive to changes in Medicare and Medicaid rates. See "Business and Properties of the Company -- Sources of Payment."

POTENTIAL FUTURE DILUTION

  The Warrant Agreement provides for the issuance of up to 550,205 shares of Common Stock at $2.86 per share (subject to adjustment in certain circumstances). The Warrant Offering would permit the Warrant Holder to subscribe for and purchase, at its election, either 149,607 shares of Common Stock or 146,607 Special Warrants at $3.75 per share or Special Warrant. See "The Warrant Offering." In addition, as a result of the 1993 Recapitalization, the FGI Investors hold warrants to purchase up to 5,760 shares of Common Stock at $0.001 per share and will receive 1.1555 shares of Common Stock for each additional share of Common Stock issued by the Company pursuant to its POR. See "The Company -- The 1993 Recapitalization." In addition, the Company presently expects to seek to raise additional equity capital to fund acquisitions. See "Summary --Business Strategy and Outlook" and "Use of Proceeds." Any of the foregoing could dilute the equity interest of shareholders interests in the Company.

RISK OF RELATIONSHIPS WITH IN FRP

  The Company has a substantial equity in FRP and a wholly owned subsidiary of the Company is the general partner of FRP. In addition, the Company acts as manager of the RCs owned by FRP pursuant to a management agreement entered into in connection with the formation of FRP in 1986 (as amended, the "FRP Management Agreement").

  On January 24, 1994, the Russell F. Knapp Revokable Trust, a substantial Unitholder of FRP that purchased Preferred Depositary Units in 1992 (the "Knapp Trust"), filed a complaint (the "Complaint) in the United States District Court for the Northern District of Iowa against FRP's general partner, a wholly owned subsidiary of the Company, alleging breach of FRP's Amended and Restated Agreement of Limited Partnership, dated as of December 29, 1986, as amended (the "Partnership Agreement"), breach of fiduciary duty, fraud and civil conspiracy. The Complaint alleges, among other things, that the Board of Directors of FRP is not comprised of a majority of Independent Directors, as defined in and required by the Partnership Agreement and as allegedly represented in the 1986 Prospectus of the Partnership (the "1986 Prospectus"), and that the general partner's Board of Directors has approved and/or acquiesced in 8% management fees being charged by the Company under the Management Agreement. The Complaint further alleges that the "industry standard" for such fees is 4% thereby resulting in an "overcharge" to FRP estimated by the Knapp Trust at $1.8 million per annum, beginning in 1994. The Knapp Trust is seeking the restoration of certain former directors to the Board of Directors of FRP's general partner and the removal of certain other directors from such Board, an injunction prohibiting the payment of 8% management, fees and unspecified compensatory and punitive damages. The Company believes that the allegations in the Complaint are without merit and intends vigorously to defend this litigation.

                                  THE COMPANY

  The Company provides senior housing and associated convenience and healthcare services in 11 states through the operation of 22 rental RCs and three RCs predominantly providing continuing care. The Company also operates one free-standing nursing home. Of those facilities, eight are owned by the Company, two are leased and 16 are managed. Nine of the managed RCs are owned by FRP.
Except as described below, each RC contains an independent living component and a full-care nursing component available to residents should the need arise, and certain RCs also include an assisted living component. One RC consists of an assisted living component and a nursing component, and does not contain an independent living component. Another RC consists of an independent living component and assisted living component, and does not contain a nursing component, but is adjacent to and enjoys the benefits of an RC which contains a nursing component.

  The Company was incorporated under the laws of Kentucky on November 13, 1969 and changed its corporate domicile to Indiana on June 10, 1981. The principal executive offices of the Company are located at 8900 Keystone Crossing, Suite 200, Indianapolis, Indiana 46240-0498, telephone (317) 846-0700.

REORGANIZATION PROCEEDINGS

  On February 19, 1991, the Forum Debtors commenced the Reorganization Proceedings to reorganize and restructure their liabilities. The Company emerged from bankruptcy on April 2, 1992. The POR provided for (i) the cancellation of 32,548,108 shares of Common Stock of the Company, (ii) the issuance of up to 10,000,000 shares of Common Stock of the reorganized Company, with the Forum Debtors' unsecured creditors to receive approximately 93% thereof and the Company's then-existing shareholders to receive approximately 7% thereof, and (iii) the Forum Debtors' secured creditors to be paid in full. As of the business day immediately preceding the date of this Prospectus, less than 266,000 shares of Common Stock continued to be reserved for possible issuance under the POR to holders of general unsecured claims. The POR also contemplated the sale and refinancing of assets to provide working capital and pay down secured bank debt. Contemporaneously with the Company's emergence from bankruptcy, the Company and its pre-petition bank lenders entered into a Senior Secured Term Loan Agreement (the "Senior Secured Term Loan Agreement"), and executed and delivered other documents (including without limitation term notes) incident to the loan thereunder (the "Senior Secured Term Loan").

THE 1993 RECAPITALIZATION

  Notwithstanding the completion of the Reorganization Proceedings in April of 1992, by the fourth calendar quarter of 1992, the Company lacked sufficient funds to pay amounts required to be paid under its Senior Secured Term Loan Agreement in accordance with the terms thereof. Following amendments to the terms of the Senior Secured Term Loan Agreement, including the deferral of a portion of the $13.5 million principal amount due December 31, 1992, on February 1, 1993, the Company entered into an agreement (the "February Stock Purchase Agreement") with Forum Holdings pursuant to which Forum Holdings purchased shares of preferred stock of the Company for $5.0 million, which amount was used by the Company to pay the deferred bank debt. On February 1, 1993, the Company also entered into an agreement (the "Agreement in Principle") with certain affiliates of the FGI Investors providing for the purchase, for $15.0 million, of a number of shares of Common Stock that would result in such persons owning approximately 51% of the outstanding Common Stock and warrants to purchase a number of shares of Common Stock equal to approximately 10% of the outstanding Common Stock at an aggregate exercise price of $6.0 million.

  Under the Agreement in Principle, the purchasers thereunder had the right to substantially match competing recapitalization or acquisition proposals received by the Company. On April 13, 1993, in response to offers from other investors, the purchasers under the Agreement in Principle presented the Board of Directors with a revised offer pursuant to which (i) the Senior Secured Term Loan would be replaced with (a) a new bank credit facility of up to $50.0 million (the "Citicorp Term Loan Agreement") and (b) up to $40.0 million aggregate principal amount of Senior Subordinated Notes and (ii) the purchasers under the Agreement in Principle would acquire Common Stock either by (a) purchasing, for $20.0 million, a number of newly issued shares of Common Stock that would equal 37.8% of the number of outstanding post-closing Common Stock (the "Non-Liquidity Transaction") or (b) purchasing, for $20.0 million, a number of newly issued shares of Common Stock that would equal 39.9% of the number of outstanding post-closing Common Stock and also providing shareholders (other than the purchasers and their affiliates) the opportunity to receive $3.62 per share, in cash, for their Common Stock (the "Liquidity Transaction"). The Board of Directors selected the Non-Liquidity Transaction, and on April 18, 1993, the Company and certain affiliates of the FGI Investors entered into a definitive acquisition agreement relating thereto (the "Acquisition Agreement").

  On April 29, 1993, a competing investor and certain other persons (collectively, the "Plaintiffs") initiated litigation against the Company and others in the Superior Court for Marion County, Indiana (the "Trial Court"), seeking, among other things, (i) the rescission of the Agreement in Principle, the February Stock Purchase Agreement (and the issuance of preferred stock to Forum Holdings pursuant thereto) and the Acquisition Agreement and (ii) an injunction prohibiting the consummation of the transactions contemplated by the Acquisition Agreement. On June 4, 1993, the Trial Court issued an order (the "June 4 Order") which enjoined the defendants from taking any action to consummate the Non-Liquidity Transaction, but otherwise permitted the defendants to proceed with the transactions contemplated by the Acquisition Agreement, provided that it was modified to implement the Liquidity Transaction. The Plaintiffs appealed the decision of the Trial Court to the Indiana Court of Appeals. The Indiana Court of Appeals denied the appeal on procedural grounds, and the Plaintiffs appealed such denial to the Indiana Supreme Court. Subsequently, the Indiana Supreme Court ruled against the Plaintiffs' appeal. The Company intends vigorously to defend against such additional proceedings, if any, which may result therefrom and believes that the Plaintiff's allegations therein are without merit. However, there necessarily can be no assurance as to the ultimate outcome of this litigation.

  On June 14, 1993, the transactions (other than the Liquidity Transaction), contemplated by the Acquisition Agreement, as modified in accordance with the June 4 Order, were consummated (the "June Closing"). At the June Closing, the purchasers under the Acquisition Agreement collectively purchased from the Company, for an aggregate price of $20.0 million in cash, (i) 7,098,200 newly issued shares of Common Stock and (ii) warrants ("Investor Warrants") entitling the purchasers to purchase for a nominal price an aggregate of 1.1555 shares of Common Stock for each share of Common Stock issued on or after June 14, 1993 under the POR for the payment of pre-reorganization general unsecured claims. (Since June 14, 1993, 4,984 shares of Common Stock have been issued under the POR for the payment of general unsecured claims.) In addition, at the June Closing, Forum Holdings exchanged all of its shares of preferred stock of the Company for 2,500,000 shares of Common Stock, and the Company also (i) entered into the Citicorp Term Loan Agreement, (ii) issued and sold $40.0 million aggregate principal amount of Senior Subordinated Notes (one-half of which were purchased by an affiliate of AFG for a managed account and one-half of which were purchased by the limited partners of Forum Holdings), and (iii) prepaid all amounts outstanding under the Senior Secured Term Loan. In connection with the Citicorp Term Loan Agreement, the Company also entered into the Warrant Agreement and issued the Warrants to the Warrant Holder. Pursuant to the Warrant Agreement, the Warrant Holder currently holds Warrants, exercisable prior to 5:00 p.m., Indianapolis, Indiana time, on June 11, 1999, to purchase 550,205 shares of Common Stock at a purchase price equal to $2.86 per share of Common Stock, subject to specified annual increases and other adjustments.

  The Senior Subordinated Notes accrue interest at the rate of 12.5% per annum, which interest is paid semi-annually. The Senior Subordinated Notes mature on June 1, 2003, at which time the entire principal amount becomes due. The Company may prepay the Senior Subordinated Notes as long as a prepayment premium is paid as well (10% through April 1, 1994, and decreasing 1.0% annually thereafter). The terms of the Senior Subordinated Notes prohibit the Company from paying dividends so long as such Notes are outstanding. The Senior Subordinated Notes are subordinated to all indebtedness of the Company which has been designated as "Senior Indebtedness" by the Board of Directors of the Company, including the Refinancing Loan.

  Pursuant to the Acquisition Agreement, as modified, on July 27, 1993 the FGI Investors commenced a tender offer for any and all outstanding shares of Common Stock at $3.62 per share, net to the seller in cash. On August 31, 1993, the FGI Investors purchased 1,345,543 shares of Common Stock for an aggregate purchase price of approximately $4,870,865 pursuant to the tender offer. Immediately after such purchase, the FGI Investors beneficially owned 12,757,016 shares of Common Stock (approximately 71.7% of the then-outstanding shares).


Business Strategy and Outlook

  The Company has historically experienced significant losses, including a net loss of $7.4 million for the fiscal year ended March 31, 1993. See "Risk Factors -- History of Unprofitable Operations". However, the Company's operating results have improved substantially in 1993 compared to 1992. Excluding the effects of changes in certain prior year estimates, the Company's operating revenues increased 19% (or $4.4 million and $13.5 million) in both the three- and nine-month periods ended December 31, 1993 over operating revenues for the comparable periods in 1992, and the Company's net operating income (operating revenues less operating expenses, including general and administrative expenses and depreciation and amortization) for those periods in 1993 was $4.2 million (289%) and $10.0 million (241%), respectively, higher than its net operating income for the comparable periods in 1992. See "Pro Forma Financial Information." Although the write-off of deferred financing costs relating to the payment and prepayment of the Company's bank debt result of the refinancing described in "The Refinancing" and certain other fees and expenses relating to the Refinancing will result in extraordinary charges in the Company's fourth fiscal quarter of 1993 (presently estimated at $8.0 million), the Company presently expects its operating results for such quarter to be generally consistent with its improved operating results in the Company's third fiscal quarter of 1993.

  The improvement in operating revenues during the first nine months of 1993 was attributable both to improved occupancy rates for the Company's RCs during 1993 and to increases in the amount of revenue generated per occupied unit. Average occupancy of the Company's RCs for the first nine months of 1993 was 90.3% as compared to average occupancy of 83.0% for 1992, and average revenues per occupied unit for the same periods improved from $24,564 to $26,664. A change in the estimate of amounts reimbursable to third party payors from prior years, resulted in the recognition of $1,115,000 of operating revenue in the nine-month periods ended December 31, 1993. The Company participates in the Medicare program and in certain Medicaid programs which reimburse the Company on the basis of allowable costs. Allowable cost is subject to retroactive examination and adjustment by the agencies administering the programs, and provisions are made in the financial statements for potential adjustments that may result. To the extent that those estimated provisions differ from the administering agencies' determinations, operations are routinely charged or credited in the period of such determinations. As a result, the Company changed its estimate of amounts reimbursable to third-party payors in 1993 from prior years.

  Because most of the Company's operating expenses are fixed, a substantial portion of incremental revenues generated by improvements in occupancy are expected to flow through to increase the Company's net operating income.
In addition, management of the Company is implementing various systems designed to control and, in some instances, decrease operating expenses, and as discussed below, in February 1994 the Company refinanced its long-term indebtedness on terms that reduce the Company's overall level of indebtedness and total required debt service payments during the term of the new loan. See "The Recapitalization-- The Nomura Loan" and "Pro Forma Financial Information."

  The terms of the Company's prior bank debt required that a substantial portion of excess cash flow be applied by the Company to reduce indebtedness thereunder whereas the terms of the Company's new long-term debt (the "Refinancing Loan") do not require such prepayments and have an amortization period of 25 years (but with a stated maturity of February 1, 2001). As a result, the Company may use excess cash flow, if any, to pursue its growth strategy. In addition, the Refinancing Loan is generally on terms more favorable than the terms applicable under the Company's prior long-term debt. The Refinancing Loan also includes an option that, subject to certain conditions, could enable the Company to increase the amount of borrowings if the operating cash flows from the assets pledged to secure the Refinancing Loan improve during the 24-month period ending February 1, 1996, in which event the increased borrowing proceeds could be used to fund the Company's growth through acquisitions of additional properties, to expand or upgrade the Company's existing RCs or for other corporate purposes. In addition, the Refinancing Loan permits the Company to convert the initial floating interest rate structure (generally 4.3% over the London Interbank Offered Rate ("LIBOR") which at the closing of the Refinancing Loan was 3.125%, plus servicing costs, presently estimated to be 0.2% per year) under the Refinancing Loan to a fixed interest rate structure.

  The Company intends to seek to grow through the acquisition of additional properties and other assets. In connection with the Company's 1993 Recapitalization, the FGI Investors stated their intention to make up to $30.0 million of additional equity capital available to the Company for this purpose. Although the FGI Investors already invested an additional $13.0 million in the Company since the completion of the 1993 Recapitalization, such amount was contributed to the capital of FRP and used by FRP to pay bank debt. See "The FRP Recapitalization." Any additional equity investment by the FGI Investors would be subject to the negotiation of mutually acceptable terms. Accordingly, there can be no assurance that any such additional investment will be made or as to the timing or terms thereof. The Company has also entered into a commitment letter agreement (the "Acquisition Commitment") with Nomura Asset Capital Corporation ("Nomura") providing for up to $100.0 million in new debt financing (the "Acquisition Loan" and, collectively with the Refinancing Loan, the "Nomura Loans"), the proceeds of which would be used, together with equity to be provided by the Company, to fund the purchase price for acquisitions of skilled nursing home, assisted living and other senior housing properties. Under the acquisition facility, Nomura would advance $2.00 of debt financing for each $1.00 of equity capital invested by the Company, which equity is presently expected to be obtained from the Subscription Offering, future offerings of additional shares of Common Stock to shareholders, including the FGI Investors, cash from operations (including cash from sales of units in the Company's existing RCs, primarily Forum/Rancho San Antonio (as defined below)) or a combination of the foregoing. During the 24-month period in which amounts could be drawn to finance acquisitions under the Acquisition Loan, the Company would have the right, subject to the satisfaction of certain conditions, to convert the indebtedness thereunder to seven-year debt under either a fixed or floating interest rate structure. During such period, the Company could also repay such indebtedness using proceeds from other financing sources, if any such financing becomes available on more favorable terms. The Company would have an option that would permit the Company to increase the borrowings against the properties acquired if, at the end of 24 months after the initial closing of the Acquisition Loan, the debt service coverage computed on a trailing 12-month basis exceeded certain thresholds, in which event the increased borrowings, like any increased borrowings under the Refinancing Loan, could be used to fund the Company's growth or for other corporate purposes. See "Refinancing and Other Loans --Acquisition Commitment -- Refinancing." There can be no assurance that any acquisitions will be completed or, if so, as to the timing or terms thereof. The Acquisition Commitment is subject to the negotiation of definitive documentation and certain conditions. Moreover, Nomura's obligation to provide financing under the acquisition facility, if completed, will be subject to a number of conditions, and there can be no assurance that such conditions will be satisfied. See "Refinancing and Other Loans -- Acquisition Commitment."


                          REFINANCING AND OTHER LOANS

REFINANCING LOAN

  Pursuant to an Amended and Restated Loan Agreement with Nomura (the "Refinancing Loan Agreement"), the Company obtained the Refinancing Loan on February 1, 1994, borrowing $93.3 million. The Refinancing Loan was made to FGI Financing I Corporation, a bankruptcy remote entity formed by the Company ("Newco I") and, in connection with the Refinancing Loan, the Company transferred, or caused the transfer of, the Owned Properties (as defined below), together with all regulatory licenses required for the operation thereof and related contracts, agreements, assets and liabilities, including insurance customarily required to be maintained on similar property, to Newco I. In connection with such transfer, Newco I entered into management agreements with the Company providing for the management of the Owned Properties. See " -- Management Agreements; Removal of Manager."

  A summary of certain provisions of the Refinancing Loan follows.

  Interest. The note issued under the Refinancing Loan Agreement (the "Nomura Note") bears interest, payable monthly. Subject to the refinancing option described below, the interest rate structure is floating based on a 4.3% spread to 30-day LIBOR, which was 3.125% as of the closing date of the Refinancing Loan. The foregoing spread includes servicing costs, which are 0.20% of the principal amount of the Refinancing Loan per annum.

  In connection with the Refinancing Loan, Newco I entered into an interest rate cap agreement with a financial institution that provides that such financial institution will reimburse Newco I for any interest paid under the Refinancing Loan in excess of 8.925% per annum. The interest rate cap agreement is for the term of the Refinancing Loan. See "Refinancing and Acquisition Loan -- Refinancing Loan." It is contemplated that the Company will enter into interest rate cap agreements or similar arrangements in respect of variable rate debt under the Acquisition Loan.

  Maturity.  The Nomura Note matures February 1, 2001.

  Amortization.  The Nomura Note amortizes over a 25-year schedule.

  Prepayment. The Nomura Note is not prepayable for three years from the date of closing of the Refinancing Loan (the "Refinancing Loan Closing Date") (except for a prepayment resulting from an exercise of the refinancing option described below, application of certain casualty and condemnation proceeds, the imposition of certain taxes on Nomura, and the required application of excess cash flow following a decrease in the debt service coverage ratio ("DSCR") as described below). Any prepayment during the 37th through the 72nd month would require a yield maintenance payment calculated by discounting monthly to net present value the product of (x) 8.3333% and (y) 50 basis points multiplied by the amount prepaid, for the period from the month of prepayment to February 1, 2000, utilizing a discount rate equal to the then current 30-day LIBOR rate at the time of prepayment plus the pricing spread (as indicated above) less 50 basis points.

  Refinancing Option. On any interest payment date during the 24 months following the Refinancing Loan Closing Date (the "Refinancing Date"), Newco I has the option to refinance the Nomura Note, with either a fixed rate structure or a floating rate structure (as Newco I may select) to apply after such refinancing. Depending on the aggregate DSCR for the Owned Properties, the interest rate spreads would be as follows:

             Aggregate         Spread to              Spread to
               DSCR          30-day LIBOR     Seven Year U.S. Treasury
           ==============  =================  ========================
           1.60 and above        2.80%                 3.10%
           1.50-1.59             3.35%                 3.65%
           1.40-1.49             4.10%                 4.40%
           ==============  =================  ========================

The spreads quoted above do not include servicing costs, which are anticipated to be between 0.15% and 0.20% of the principal amount per annum, but not to exceed 0.35% per annum.

  Both the 30-day LIBOR and the yield of seven-year U.S. Treasury Securities have been near historical lows in recent periods, although there has been some recent upward movement in these rates. There can be no assurance that there will not be an adverse change in such rates during the 24-month period following the Refinancing Loan Closing Date. See "Risk Factors -- Floating Interests Rates." If such rates were to increase, the option to refinance the Nomura Note may no longer be attractive and in certain circumstances may not be available.

  If at the time of refinancing, the aggregate DSCR is greater than 1.4x, subject to certain conditions, Newco I would have the option to increase the principal amount of the Nomura Note to an amount which would maintain a DSCR of at least 1.4x. These provisions are intended to permit the Company to benefit from improvements, if any, in operating cash flow over the 24-month period following the Refinancing Loan Closing. See "Summary -- Business Strategy and Outlook." However, there can be no assurance that Newco I will be able to increase the amount of indebtedness in connection with the refinancing of the Refinancing Loan.

  The refinanced Nomura Note could not be prepaid for a period of 36 months after the Refinancing Date, except for an exercise of the refinancing option, application of certain casualty and condemnation proceeds, the imposition of certain taxes on Nomura, and a prepayment resulting from the required application of excess cash flow following a decrease in DSCR. Any prepayment of a fixed rate loan during the 37th through the 72nd month after the Refinancing Date would require a yield maintenance payment calculated by discounting monthly to net present value the product of (x) 8.3333% and (y) the greater of (i) the coupon on the refinanced Nomura Note less a rate equal to the sum of (a) the U.S. Treasury Security yield of a Security with a comparable maturity for such period and (b) 150 basis points and (ii) 50 basis points, in either case multiplied by the amount prepaid for the period from the month of prepayment to January 1, 2000, utilizing a discount rate equal to the U.S. Treasury Security yield of a Security with a comparable maturity, for such period plus 150 basis points. Any prepayment of a floating rate loan during the 37th through the 72nd month after the Refinancing Date, other than as a result of an exercise of the refinancing option, application of certain casualty and condemnation proceeds, the imposition of certain taxes on Nomura, and prepayments required upon application of excess cash flow following a decrease in DSCR, would require a yield maintenance payment similar to the calculation described under the caption " -- Prepayment" above. After such refinancing, the Nomura Note would mature seven years from the effective date of the refinancing and would be amortized over the remaining portion of the original 25-year schedule.

  Negative Covenants. The Refinancing Loan Agreement includes negative covenants customarily included in similar agreements, including covenants prohibiting Newco I from (i) engaging in any activity other than owning and operating the Owned Properties and (ii) incurring any additional debt (other than certain purchase money debt incurred in the ordinary course of business). These covenants, however, will not apply to the Company or any of its affiliates other than Newco I.

  Financial Tests. The aggregate principal amount of the Nomura Note was allocated among the Owned Properties based on their respective DSCRs. DSCR was on annualized pro forma net operating income ("NOI") for each Owned Property, based on actual occupancy levels (assuming a stable or positive occupancy trend). For this purpose, NOI was net of (i) allowances for capital expenditures of at least $380 per bed or unit (as applicable) per annum and (ii) annual management fees of 5% of gross revenue. NOI was also adjusted to provide for a vacancy factor of 5%, where actual vacancies are less than 5% (average vacancies for the Owned Properties for the nine months ended December 31, 1993 were 9.9%) (see "Business and Properties of the Company -- Rental RCs").

  If the aggregate DSCR of the Owned Properties at the end of a calendar quarter is less than 1.3x or 1.2x, then 50% and 100%, respectively, of the excess cash flow from the Owned Properties could not be distributed to the Company and would be applied to amortize the principal balance of the Nomura Note, for so long as the aggregate DSCR of the Owned Properties remains below such levels. No prepayment penalties or yield maintenance premiums would be required in connection with such amortization. Under the terms of the Refinancing Loan, "excess cash flow" means all available cash from the Owned Properties after the payment of debt service, operating expenses, management fees and permitted capital expenditures, in excess of prudent levels to be maintained for working capital, capital expenditure reserves and other Newco I purposes.

  Security. The Nomura Note is secured by first priority and perfected mortgage liens on the Owned Properties, assignments of rents and a security interest in all related personal property, contract rights, general intangibles and other assets of Newco I. The mortgages on the Owned Properties are recorded and are cross-defaulted and cross-collateralized. The Nomura Note is non-recourse to Newco I, except for certain specific, and presently unanticipated, circumstances. The "Owned Properties" include The Forum at Brookside, The Forum at Deer Creek, The Forum at Desert Harbor, The Forum at Memorial Woods, The Forum at Overland Park, The Forum at Park Lane and The Forum at Tucson. See "Business and Properties of the Company --Mortgages."

  A specific Owned Property may be released from the applicable lien securing the Refinancing Loan after February 1, 1997 provided that (i) an amount equal to 125% of such Owned Property's allocated portion of the aggregate principal amount of the Nomura Note is applied to the prepayment of the Nomura Note, (ii) the aggregate DSCR of the remaining Owned Properties is not lower than 1.15x the aggregate DSCR of such Owned Properties on the Refinancing Closing Date and
(iii) the aggregate DSCR for the remaining Owned Properties is not lower than 1.4x.

  Use of Proceeds. The proceeds of the Refinancing Loan were required to be used for the following purposes: (i) to repay existing debt (including without limitation the $49.0 million principal balance of the Citicorp Term Loan and $30.0 million aggregate outstanding principal amount of Senior Subordinated Notes, and all related costs and expenses, including a total of $3,000,000 million of fees payable in connection with the prepayment of the Senior Subordinated Notes), (ii) to pay to Nomura and affiliates thereof the financing and securitization fees and to pay or reimburse other expenses directly related to the Refinancing Loan, (iii) to pay the approximately $7.4 million necessary to purchase an interest rate cap agreement, and (iv) to fund reserves for capital expenditures.

  Financing Fees; Expenses. Financing fees totaling approximately $1.9 million were paid by Newco I to Nomura and one of its affiliates on the Refinancing Loan Closing Date. An additional fee of approximately 2% will be payable on the Refinancing Date to the extent of the increase in total principal amount of the refinanced loan. The Company or Newco I will also be obligated to pay all reasonable fees and expenses relating to the transactions contemplated by the refinancing of the Refinancing Loan.

  Possible Securitization. Subsequent to the issuance of the Nomura Note, Nomura could sell the Nomura Note or, in connection with a securitization, could deposit the Nomura Note into a trust (the "Newco I Trust") to be created pursuant to a pooling and servicing agreement between Nomura and a trustee to be selected by Nomura (the "Newco I Trustee") in exchange for certificates (the "Certificates") representing beneficial interests in the Newco I Trust and sell the Certificates to sophisticated investors. Newco I would be required to pay or reimburse Nomura for fees, costs and expenses relating to any such securitization, including without limitation (i) all costs associated with or incidental to the preparation of offering documentation in connection therewith and (ii) the fees and expenses of rating agencies in connection with the rating of the Certificates (if Nomura determines to rate the offering).

  As a condition to rating the Certificates, rating agencies may require Newco I to (i) establish debt service, operating, deferred maintenance or capital expenditure reserve funds or accounts and (ii) agree to escrow or deposit funds on a periodic basis to fund debt service, operating, deferred maintenance or capital expenditure reserve funds or accounts. Pursuant to the Refinancing Loan Agreement, Newco I would be required to comply with such rating agency requirements. To the extent funds required for such reserve funds, escrow accounts or similar items were in excess of $500,000, Newco I would not be permitted to dividend or otherwise apply its resources until such requirements were satisfied and would be required to apply excess cash flow to build up reserves and escrows to satisfy required levels. All reserve funds and other accounts would be interest bearing and for the benefit of Newco I (and Newco I's interest therein would be subject to the security interest described above) and may be invested only in specified types of investment grade investments, such as Treasury securities.

  To the extent required by the rating agencies, all revenue from the Owned Properties would be deposited directly for credit into a sweep account maintained by the Newco I Trustee. On a monthly basis, excess cash flow, subject to the limitations described above, may be distributed by Newco I to the Company.

  Funds necessary to complete certain deferred capital improvements will be deposited by Newco I into a reserve account and will be released by the Newco I Trustee to cover such expenses. In addition, Newco I would make a monthly deposit into an escrow account of an amount to cover one-twelfth of the annual replacement reserve for capital expenditures. Newco I would pledge the amounts on deposit in the reserve account and the escrow account to the Newco I Trust as additional collateral for repayment of the Nomura Note.

  Management Agreements; Removal of Manager. The Company and Newco I entered into a management agreement pursuant to which the Company would manage the Owned Properties and in exchange for such services would receive fees based upon gross revenues of the Owned Properties. The Company could be replaced as manager of any Owned Property upon the vote of the holders of 66-2/3% of the principal amount of the then-outstanding Nomura Note (or Certificates) in certain circumstances.

ACQUISITION COMMITMENT

  On October 21, 1993, the Company obtained the Acquisition Commitment from Nomura. See "Summary --Business Strategy and Outlook" with respect to the events giving rise to the Acquisition Commitment and the Company's strategy relating thereto.

  Under the terms of the Acquisition Commitment, Nomura will make available to the Company up to $100.0 million to finance a portion of the purchase price for the acquisition of fee title interests in skilled nursing home, assisted living and other senior housing properties ("Acquired Properties") during the 24-month period (the "Financing Period") following the execution of the Acquisition Loan Agreement (as defined below) (the "Initial Acquisition Loan Closing"). The Acquisition Commitment contemplates that the Acquisition Loan will be made available to a bankruptcy remote entity to be formed by the Company ("Newco II"), which will be structured and governed substantially the same as Newco I. The Company anticipates that prior to March 31, 1994 Newco II and Nomura will enter into a loan agreement (the "Acquisition Loan Agreement"), pursuant to which Newco II will issue notes (the "Acquisition Notes") on substantially the terms described below. The Acquisition Loan Agreement would provide that during the Financing Period the Acquisition Notes could be refinanced as described below.

  THE TRANSACTIONS CONTEMPLATED BY THE ACQUISITION COMMITMENT ARE SUBJECT TO A NUMBER OF CONDITIONS, INCLUDING THE EXECUTION OF DEFINITIVE DOCUMENTATION ACCEPTABLE TO NOMURA AND THE COMPANY AND OTHER CONDITIONS, AND THERE CAN BE NO ASSURANCE THAT SUCH CONDITIONS WILL BE SATISFIED. Both the Company and Nomura are required to perform their respective obligations in good faith and to proceed expeditiously to enter into definitive loan documents relating to the transactions described in the Acquisition Commitment. Although the Company is engaged in the analysis of a number of acquisition possibilities, as of the date of this Prospectus, it has not entered into any agreement or commitment for any acquisition. See "Use of Proceeds."

  A summary of certain provisions of the Acquisition Commitment follows.

  Equity Requirements. For each dollar of value of unencumbered property contributed by the Company to Newco II, two dollars would be available under the Acquisition Loan Agreement to be applied to fund up to 100% of the purchase price of Acquired Properties. For each dollar in cash contributed by the Company to Newco II and used to acquire an Acquired Property, two dollars would be available under the Acquisition Loan Agreement to be applied to fund up to 66.67% of the purchase price of such Acquired Property. If the Company contributes no unencumbered property to Newco II, in order to utilize the full amount of the Acquisition Commitment, the Company would be required to contribute $50.0 million in cash to Newco II. The Company may seek to raise additional equity capital to fund such requirements through other debt or equity financings by the Company, including future offerings of additional shares of Common Stock to its existing shareholders, including the FGI Investors, cash from operations (including cash from sales of units in the Company's existing RCs, primarily Forum/Rancho San Antonio) or a combination thereof.

  Selection of Acquired Properties. The Acquired Properties would be selected by the Company, but would have to be approved by Nomura, based upon Nomura's due diligence and financial analysis. The aggregate DSCR for the Acquired Properties must be at least 1.4x based on an annualization of the most recent month's net operating income (assuming a stable or positive occupancy trend), taking into account the payment of management fees equal to 5% of the Acquired Property's gross revenue and provision for capital expenditures of at least $300 per bed or unit (as applicable) per annum. Notwithstanding the foregoing, an Acquired Property may have a DSCR of less than 1.4x provided that (i) the Company or Newco II demonstrates to Nomura's satisfaction that the Acquired Property in issue can reasonably be expected to perform at a DSCR of at least 1.4x by the end of the Financing Period and (ii) the inclusion of the Acquired Property in the pool of Acquired Properties previously acquired would not lower the aggregate DSCR of all the Acquired Properties to less than 1.4x.

  Interest. The Acquisition Notes would bear interest, payable monthly. Pursuant to the Acquisition Commitment, the interest rate structure would be floating at a rate equal to one-month U.S. Dollar LIBOR plus 3.35% per annum during the Financing Period. Thereafter, if the Acquisition Notes are not refinanced, modified or repaid as described below, interest will accrue at one-month U.S. Dollar LIBOR plus 6.5% per annum, and all excess cash flow will be applied to principal repayment.

  Maturity. The Acquisition Notes would mature 108 months following the Initial Acquisition Closing Date, unless refinanced as described below.

  Amortization. The Acquisition Notes would not require the repayment of any principal during the Financing Period, although the Acquisition Notes would become due at the end of two years unless refinanced as described under the caption "-- Refinancing" below.

  Prepayment. The Acquisition Notes would be prepayable without penalty or premium during the Financing Period. If the Acquisition Notes are not prepaid at the end of the Financing Period, unless prepaid at the option of the Company, the terms would be modified as described below under the caption "-- Refinancing" below.

  Refinancing. On or before the last day of the Financing Period, the Company would have the option to cause Newco II to elect to: (i) repay the Acquisition Notes in whole or in part; (ii) if the aggregate DSCR is equal to or greater than 1.4x, have the Acquisition Notes modified as described below; (iii) if the aggregate DSCR is greater than 1.4x, increase the principal amount of the Acquisition Notes; or (iv) if the aggregate DSCR is less than 1.4x, repay a portion of the aggregate principal balance of the Acquisition Notes sufficient to increase the DSCR to 1.4x and then have the Acquisition Notes modified or refinanced. If, at the end of the Financing Period, Newco II does not elect any of the above options, Newco II would be required to repay the entire principal balance of the Acquisition Notes. Alternative (i) above would permit Newco II to pay off the Acquisition Notes during the Financing Period at par, plus accrued interest, using proceeds from other financing sources, which may be available on more favorable terms.

  At any time on or before the last day of the Refinancing Period, the Acquisition Notes may be refinanced based upon the election by Newco II of a floating rate structure or a fixed rate structure. Under the floating rate structure and the fixed rate structure, based upon the aggregate DSCR of the Acquired Properties, the interest rate spreads would be as follows:

   Aggregate   Option 1: Floating Rate Structure  Option 2: Fixed Rate Structure
      DSCR           Spread to 30-day LIBOR        Spread to 7 yr. U.S. Treasury
============== ================================== ==============================
1.60 and above                 2.80%                             3.10%
1.50-1.59                      3.35%                             3.65%
1.40-1.49                      4.10%                             4.40%
============== ================================== ==============================

The spreads quoted above do not include servicing costs, which would be paid by Newco II.

  Both the 30-day LIBOR and the yield of seven-year U.S. Treasury Securities have been near historical lows in recent periods. However, there has been some recent upward movement in these rates and rates may increase further in the future. There can be no assurance that there will not be an adverse change in such rates during the Financing Period. If such rates were to increase, the option to refinance the Acquisition Notes may no longer be attractive and in certain circumstances may not be available. See "Risk Factors -- Floating Interests Rates."

  If, upon refinancing, the aggregate DSCR is greater than 1.4x, the aggregate principal amount of the Acquisition Notes may be increased to an amount which would maintain an aggregate DSCR of at least 1.4x for the pool of Acquired Properties. These provisions are intended to permit the Company to benefit from improvements, if any, in the operating results of Acquired Properties during the Financing Period. However, there can be no assurance that Newco II will be able to increase in the amount of indebtedness under the Acquisition Loan.

  The refinanced Acquisition Notes may not be prepaid for a period of 36 months after the effective date of the refinancing (the "Acquisition Refinancing Date"), except for a prepayment resulting from the required application of excess cash flow following a decrease in DSCR. Any prepayment of the Acquisition Notes during the 37th through the 72nd month after the Acquisition Refinancing Date would require a yield maintenance payment substantially similar to that required when the Nomura Note is prepaid. See "-- Refinancing Loan -- Refinancing Option." After such refinancing, the Acquisition Notes would mature seven years from the Acquisition Refinancing Date and would amortize based on a 240-month amortization schedule.

  Use of Proceeds. The proceeds of the Acquisition Loan would be required to be used for the following purposes: (i) to pay for the acquisition of Acquired Properties, including reasonable costs and expenses directly related thereto;
(ii) to repay any existing debt or liabilities relating to the Acquired Properties; (iii) to pay to Nomura and any affiliate thereof the financing and securitization fees and to pay or reimburse other expenses directly related to the transactions contemplated thereby; (iv) to pay the amount necessary to purchase interest rate caps contracts, if necessary; and (v) to fund reserves for capital expenditures.

  Financing Fees, Expenses. An investment banking fee of $1,000,000 will be payable to an affiliate of Nomura at the Initial Acquisition Loan Closing. Financing fees totalling 3% of the principal amount of the Acquisition Notes would be payable by Newco II to Nomura and one of its affiliates on the closing date of any issuance of Acquisition Notes under the Acquisition Loan Agreement. Additionally, if the aggregate principal amount of the Acquisition Notes is increased upon refinancing, on the Acquisition Refinancing Date a financing fee of 2% of the principal amount of any increased financing would be payable by Newco II to Nomura. The Company or Newco II would also be obligated to pay all reasonable fees and expenses related to the transactions contemplated by the Acquisition Commitment.

  Interest Rate Caps. Upon issuance of any Acquisition Note and, if the Acquisition Notes are refinanced and a floating interest rate structure is selected, on the Acquisition Refinancing Date, Newco II would be required to purchase a like principal amount of 30-day LIBOR interest rate cap contracts with a term at least equal to the remaining term of the Acquisition Notes, from a financing institution acceptable to Nomura. The interest rate cap contracts would be owned by Newco II and would be pledged as security for the Acquisition Notes.

  Miscellaneous. The Acquisition Commitment also contains provisions substantially similar to those described under the captions "-- Refinancing Loan
- -- Negative Covenants," "-- Refinancing Loan -- Financial Tests," "-- Refinancing Loan -- Security," "-- Refinancing Loan -- Possible Securitization" and "-- Refinancing Loan -- Management Agreements; Removal of Manager."

OTHER LONG-TERM DEBT

  In addition to the Refinancing Loan, the Company has additional long-term debt, the aggregate principal amount of which was $113 million at December 31, 1993 (giving effect to the Refinancing Loan and the application of the net proceeds thereof as described in "-- Refinancing Loan"). Approximately $76 million of such long-term debt was non-recourse secured debt secured by assets of subsidiaries of the Company. The terms of such additional long-term debt impose various restrictions on the Company or the subsidiaries obligated thereunder, including prohibitions on the payment of dividends by the Company. See "Dividend Policy." The total principal payments required to be made in respect of all such debt (including the Refinancing Loan) is as follows:

             Fiscal Year        Total      Recourse    Non-Recourse
           Ended March 31,   Obligations  Obligations  Obligations
                             -----------  -----------  ------------
                1994         $   762,142  $   467,019   $   295,123
                1995           4,892,664    3,644,726     1,247,938
                1996           4,389,995    3,061,297     1,328,698
                1997          50,055,134    3,271,540    46,783,594
                1998          17,254,217   16,897,201       357,016
                1999          29,416,593    3,048,129    26,368,464
              2000 and
             thereafter      $99,447,232  $99,447,232   $         0

  The Company continues to be a party to the Citibank Term Loan Agreement notwithstanding the payment of $49.0 million in term debt thereunder with a portion of the net proceeds of the Refinancing Loan because letters of credit in the aggregate notational amount of $6.8 million issued thereunder remain outstanding. Citibank has waived the application of the covenants under the Citibank Term Loan Agreement for a period ending March 17, 1994 as the parties negotiate appropriate amendments to the Citibank Term Loan Agreement. There can be no assurance that the Company will be able to negotiate amendments acceptable to it, in which event the Company may be forced to seek to replace the above-referenced letters of credit.


                            THE FRP RECAPITALIZATION

  The events giving rise to the FRP Recapitalization and the execution of the FRP Recapitalization Agreement are described under the caption "Summary -- The FRP Recapitalization."

  Pursuant to the FRP Recapitalization Agreement, the Company purchased through a subsidiary 6,500,000 newly issued Units from FRP at a purchase price of $2.00 per Unit. In accordance with the FRP Recapitalization Agreement, FRP applied the $13.0 million of proceeds from the sale of Units to the partial prepayment of the FRP Bank Debt. The proceeds of the New FRP Loan were used, together with equity capital made available to FRP, to retire and repay all existing indebtedness of FRP, including the FRP Bank Debt, the principal balance of which was approximately $22.5 million prior to the FRP Recapitalization Agreement, and approximately $34.1 million aggregate principal amount of the FRP Split Coupon Notes, to pay related fees and expenses and for general corporate purposes. As contemplated by the FRP Recapitalization Agreement, FRP made the FRP Offering pursuant to which unitholders of record as of October 18, 1993 (other than the Company and its affiliates) acquired 1,994,189 additional Units at $2.00 per unit. Under the FRP Recapitalization Agreement, the proceeds of the FRP Offering were used to repurchase 1,994,184 Units from the Company at $2.00 per unit. Accordingly, as of the date of this Prospectus, the Company beneficially owns 6,446,079 Units, or approximately 42.17% of the total number of Units outstanding.

                           STOCK PURCHASE AGREEMENTS

  FRP obtained the FRP Commitment in an effort to refinance its indebtedness prior to the maturity date of the FRP Bank Debt. FRP, through the independent directors of FRP's general partner, requested that the Company enter into the FRP Recapitalization Agreement to provide FRP a measure of assurance that it would be able to pay the FRP Bank Debt at maturity even if the New FRP Loan did not close by the maturity date of the FRP Bank Debt. Under the terms of the Citibank Term Loan, the Company was unable to enter into the FRP Recapitalization Agreement unless it obtained new investment equity. Accordingly, the FGI Investors agreed to enter into the Stock Purchase Agreements pursuant to which the FGI Investors purchased a total of 3,466,666 shares of Common Stock for an aggregate purchase price of approximately $13.0 million, or $3.75 per share. Of the shares of Common Stock so purchased, AFG and Forum Holdings each individually purchased 1,488,413 shares of Common Stock and Resources purchased 489,840 shares of Common Stock. The terms and conditions of the Stock Purchase Agreements, which were modeled after the February Stock Purchase Agreement entered into between the Company and Forum Holdings prior to the time at which the FGI Investors acquired a majority interest of the Company, were determined by a committee of the Board of Directors of the Company comprised solely of persons who are not officers or employees of the Company or affiliates of the FGI Investors to be fair and reasonable to, and in the best interest of, the Company and comparable to those that could be negotiated with an unrelated third party.

  As a result of their purchase of 3,466,666 shares, the FGI Investors increased their aggregate beneficial ownership of Common Stock to 16,223,682 shares (including 5,760 shares presently purchasable for a nominal price upon exercise of the Investor Warrants), or approximately 76.3% of the total number of shares outstanding, from 12,757,016 shares (including 5,760 shares presently purchasable for a nominal price upon exercise of the Inventory Warrants), or approximately 71.7% of the shares outstanding prior thereto. The Stock Purchase Agreements provide that in order to afford Eligible Shareholders the opportunity, if they elect to do so, to avoid dilution as a result of the issuance of the 3,466,666 shares of Common Stock to the FGI Investors, the Company, at its sole cost and expense, will make the Subscription Offering to Eligible Shareholders. If all of the 1,520,212 shares of Common Stock being offered pursuant to the Offerings are subscribed for and purchased by Eligible Shareholders and the Warrant Holder, the FGI Investors' percentage ownership of the Common Stock outstanding would be approximately 71.2%. Eligible Shareholders that elect to participate in the Subscription Offering will not be entitled to purchase any portion of the Common Stock not subscribed for by Eligible Shareholders that elect not to participate in the Subscription Offering. Accordingly, the FGI Investors' percentage ownership of the total outstanding Common Stock will exceed 71.2% to the extent Eligible Shareholders elect not to participate in the Subscription Offering and the Warrant Holder elects not to subscribe for and purchase shares of Common Stock pursuant to the Warrant Offering.


                                DIVIDEND POLICY

  The Company has not declared or paid dividends on the Common Stock since 1989 and does not anticipate paying regular dividends on the Common Stock in the foreseeable future, but rather expects to reinvest any excess cash flow in the Company's businesses.

  The terms of the Senior Subordinated Notes prohibit the Company from paying dividends so long as such Notes are outstanding. The current terms of the Citibank Term Loan Agreement also prohibit the Company from paying dividends. See "Refinancing and Other Loans -- Other Long-Term Debt." The Refinancing Loan Agreement includes provisions that permit, under certain circumstances, the payment of dividends on the Common Stock. See "Risk Factors -- Restrictive Covenants" "Refinancing and Other Loans." The Company's ability to pay dividends in the future will require continued improvements in the Company's results of operations (including cash from sales of units in the Company's existing RCs, particularly Forum/Rancho San Antonio (see "Risk Factors
- -- Government Regulation")), and an amendment or waiver of the foregoing covenants. There can be no assurance as to the level of dividends, if any, which the Company may declare in the future. See "Risk Factors."

  Although the Company does not presently intend to commence the payment of regular quarterly dividends on shares of Common Stock, in the event that cash flow from operations (including sales of units of existing RC's such as Forum/Rancho San Antonio) or proceeds from refinancings (including proceeds from increases in or refinancings of the Nomura Loans) exceed the amounts determined to be necessary to prepay the then-outstanding principal amount of Senior Subordinated Notes (see "The Company -- The 1993 Recapitalization") and to fund the Company's ordinary operations and the requirements of its growth strategy, the Company intends from time to time to consider the possibility of declaring special dividends on the Common Stock then outstanding. THERE CAN BE NO ASSURANCE AS TO THE TIMING OR AMOUNTS OF ANY SUCH SPECIAL DIVIDENDS.


                                USE OF PROCEEDS

  The net proceeds of the Offerings (estimated to be approximately $5.5 million assuming Eligible Shareholders and the Warrant Holder subscribe for and purchase an aggregate of 1,520,212 shares of Common Stock pursuant to the Offerings) will be added to the Company's working capital and used for general corporate purposes, which could include financing of future growth of the Company through possible acquisitions of additional RCs or other similar assets or businesses (although the Company has not entered into any agreement providing for any such acquisition). Any proceeds to the Company as a result of the repurchase of Units in connection with the FRP Offering (see "The FRP Recapitalization") will also be added to the Company's working capital and used for general corporate purposes. The Acquisition Loan, if completed, would require the Company to invest $1.00 of equity capital for every $2.00 of debt financing provided under the Acquisition Loan. Accordingly, the Company may be required to raise additional equity capital (through one or more rights offerings or otherwise) if the Company seeks to avail itself of the entire amount of financing to be available to it under the Acquisition Loan.

  While the Company has engaged in preliminary discussions regarding certain possible acquisitions of additional RCs and other assets, as of the date of this Prospectus, the Company had not entered into any agreement providing for any acquisition of any additional property or other assets outside the ordinary course of business. There can be no assurance that any such acquisitions will be completed or, if so, as to the timing or terms thereof. The transactions contemplated by the Acquisition Commitment are subject to various conditions and there can be no assurance as to the timing or terms thereof. See "Refinancing and Other Loans -- Acquisition Commitment."

  On March 2, 1994, the Company entered into an agreement in principle with National Guest Homes, Inc. ("NGH") and the principals of NGH (the "NGH Agreement in Principle"), under which the Company and NGH would jointly pursue the possible development and acquisition of assisted-living communities. The agreement in principle contemplates that the Company would make up to $125.0 million of debt and equity financing available for this purpose, but the Company would retain the right to decide, in its sole discretion, whether to invest in any particular project with NGH. The Company presently expects that, if it enters into a binding agreement with NGH, the Company would obtain the debt and equity financing contemplated by the NGH Agreement in Principle from proceeds of the Acquisition Loan, if completed (see "Refinancing and Other Loans -- The Acquisition Commitment"), the Company's then-exisiting cash balances (including any net proceeds of the Subscription Offering), cash generated by operations and from any additional equity capital raised, whether through one or more rights offerings or otherwise. The NGH Agreement in Principle is subject to various conditions, including the negotiation and execution of definitive documentation and the selection of properties to be developed or acquired. There can be no assurance that these conditions will be satisfied. Accordingly, while it is the Company's present intention actively to pursue the investment program contemplated by the NGH Agreement in Principle, the Company cannot predict as of the date of this Prospectus whether it will actually develop or acquire properties in connection with NGH.

                                 CAPITALIZATION

  The following table sets forth the capitalization and long-term debt of the Company as of December 31, 1993, as adjusted to give effect to the sale of, alternatively, 1,520,212 and no shares of Common Stock to Eligible Shareholders and the Warrant Holder pursuant to the Offerings. This presentation does not purport to represent the capitalization that would actually have been reported had such transactions in fact been consummated on December 31, 1993. The presentation should be read in conjunction with the audited financial statements contained in the 1992 Form 10-K (including the notes thereto) and the unaudited financial statements contained in the 1993 Third Quarter Form 10-Q (including the notes thereto), copies of which accompany this Prospectus, and the unaudited pro forma financial information, related notes and other information contained elsewhere in this Prospectus.

                                                                                  As Adjusted
                                                                    --------------------------------------
                                                                       Assuming             Assuming No
                                                    At December     Additional Sales      Additional Sales
                                                      31, 1993          of Stock              of Stock
                                                     ---------      -----------------     -----------------
                                                                     (000's Omitted)

Long-term debt, including current portion........     $191,917(a)      $206,218(a)           $206,218(a)
Other partners' equity...........................        1,686            1,686                 1,686
Shareholders' equity:
 Common stock:  48,000,000 shares authorized,
      21,261,625 shares issued and outstanding
      (22,781,837 shares issued and outstanding         58,813           64,290                58,589
      as adjusted)...............................
 Accumulated deficit.............................       (7,842)         (15,842)              (15,842)
                                                      --------         --------              --------
         Total shareholders' equity..............       50,971           48,448                42,747
                                                      --------         --------              --------
Total capitalization.............................     $244,574         $256,352              $250,651
                                                      ========         ========              ========
- -----------------------------

(a) Includes $76,381,000 of secured, non-recourse obligations of the Company. See Note 1(d) under "Notes to Pro Forma Financial Statements."


                        PRO FORMA FINANCIAL INFORMATION

  The following unaudited pro forma financial information is based upon the Company's unaudited financial statements as of and for the nine months ended December 31, 1993 contained in the 1993 Third Quarter Form 10-Q and the Company's audited financial statements for the year ended March 31, 1993 contained in the 1992 Form 10-K. The Pro Forma Condensed Consolidated Statements of Operations include the transactions provided for in the Stock Purchase Agreements and have been adjusted to give effect to the Offerings, the transactions described under the caption "The Company -- The 1993 Recapitalization" above, the closing of the Refinancing Loan and the application of proceeds therefrom to the prepayment of the $49.0 million principal balance of the Citicorp Term Loan and $30.0 million aggregate principal amount of the Senior Subordinated Notes and to the payment of estimated costs and expenses, as if such transactions had been consummated on the first day of the period presented. See "Financings." The Pro Forma Condensed Consolidated Balance Sheet has been adjusted to give effect to the purchase of, in the alternative, all 1,520,212 shares of Common Stock pursuant to the Offerings (assuming all Eligible Shareholders and the Warrant Holder subscribe for and purchase all shares of Common Stock offered in the Offerings), or none of such shares of Common Stock, and the other transactions specified above as if such transactions had been consummated on December 31, 1993. The following pro forma financial information does not purport to be indicative of the financial position or results of operations that would actually have been reported had such transactions in fact been consummated on such dates or of the financial position or results of operations that may be reported by the Company in the future. The following pro forma financial information should be read in conjunction with the audited financial statements contained in the 1992 Form 10-K (including the notes thereto) and the unaudited financial statements contained in the 1993 Third Quarter Form 10-Q (including the notes thereto), copies of which accompany this Prospectus, and the other financial information contained elsewhere in this Prospectus.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                             AS OF DECEMBER 31, 1993
                                (000'S OMITTED)
                                (WITHOUT AUDIT)

                                                                 ASSUMING ADDITIONAL             ASSUMING NO ADDITIONAL
                                                                   SALES OF STOCK                    SALES OF STOCK
                                                           ------------------------------    --------------------------------
                                                                                   PRO                                 PRO
                                              HISTORICAL   DEBIT      CREDIT      FORMA      DEBIT     CREDIT         FORMA
                                              -----------  -----      ------     --------    -----     ------        --------
ASSETS

Property and equipment, net                     $212,710                         $212,710                            $212,710
Cash and cash equivalents                         14,334   4,270(a)                18,504              $5,701(a)       12,903
Investment in Affiliates                          31,298               3,988(a)    27,310                              27,310
Deferred costs, net                                9,116   3,176(a)    5,000(b)     7,292                               7,292
Restricted cash                                    8,478     360(a)                 8,838                               8,838
Other assets                                      11,055   7,427(a)                18,482                              18,482
                                                --------                         --------                            --------
          Total assets                          $286,991                         $293,236                            $287,535
                                                ========                         ========                            ========

LIABILITIES AND SHAREHOLDERS'
EQUITY

Long-term debt(c)                               $191,917   49,000(a)  93,301(a)  $206,218                            $206,218
                                                           30,000(a)

Accounts payable and accrued expenses             18,678    4,075(a)               13,145                              13,145
                                                            1,458(a)
Resident deposits and deferred income             23,739                           23,739                              23,739
                                                --------                         --------                            --------
          Total liabilities                      234,334                          243,102                             243,102
                                                --------                         --------                            --------

Minority interests                                 1,686                            1,686                               1,686
Shareholders' equity:
  Common Stock, no par value - 48,000,000         58,813      224(a)   5,701(a)    64,290    5,701(a)                  58,589
  shares authorized, 21,261,625 and
  22,781,837 shares issued and outstanding

  Accumulated deficit                             (7,842)   3,000(a)              (15,842)                            (15,842)
                                                            5,000(b)
          Shareholders' equity                    50,971                         --------                            --------
                                                --------                           48,448                              42,747
                                                                                 --------                            --------
Total liabilities and shareholder's equity      $286,991                         $293,236                            $287,535
                                                ========                         ========                            ========



           SEE ACCOMPANYING NOTES TO PRO FORMA FINANCIAL STATEMENTS.

           PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                       FOR THE YEAR ENDED MARCH 31, 1993
                   (000'S OMITTED, EXCEPT PER SHARE AMOUNTS)
                                (WITHOUT AUDIT)

                                                    PRO FORMA
                                      HISTORICAL   ADJUSTMENT   PRO FORMA
                                      ----------   ----------   ---------
Revenues:
  Operating revenues                   $ 90,963                 $ 90,963
  Investment income                       1,192                    1,192
  Other income                            1,147                    1,147
                                       --------                 --------
        Total revenues                   93,302                   93,302
  Costs and expenses:
  Operating expenses                     70,417                   70,417
  General and administrative              5,411                    5,411
  Depreciation                            8,793                    8,793

  Litigation expense                          0                        0
  Interest expense                       18,192        1,386(a)   19,578
                                       --------       ------    --------
         Total costs and expense        102,813        1,386     104,199
                                       --------       ------    --------
Income (loss) before minority
  interest and extraordinary item        (9,511)      (1,386)    (10,897)

Minority interest                         2,152                    2,152
                                       --------                 --------
        Net income (loss) before
        extraordinary item              ($7,359)      (1,386)    ($8,745)
                                       ========       ======    ========
Average number of common
  shares outstanding                      7,493                   22,782
Net income (loss) per share:
  Income (loss) before
    extraordinary item                                            ($0.38)
                                                                ========
                                         ($0.98)
                                       ========

            SEE ACCOMPANYING NOTES TO PRO FORMA FINANCIAL STATEMENTS

           PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                  FOR THE NINE MONTHS ENDED DECEMBER 31, 1993
                   (000'S OMITTED, EXCEPT PER SHARE AMOUNTS)
                                (WITHOUT AUDIT)

                                                    PRO FORMA
                                     HISTORICAL    ADJUSTMENT    PRO FORMA
                                     ----------    ----------    ---------
Revenues:
  Operating revenues                   $ 79,620                    $79,620
  Investment income                         645                        645
  Other income                              371                        371
                                       --------                    -------
        Total revenues                   80,636                     80,636
Costs and expenses:
  Operating expenses                     57,450                     57,450
  General and administrative              2,470                      2,470
  Depreciation                            5,841                      5,841
  Litigation expense                      1,317                      1,317
  Interest expense                       13,241        1,089(a)     14,330
                                       --------        -----       -------
        Total costs and expenses
                                         80,319        1,089        81,408
                                       --------       ------       -------

Income (loss) before minority
  interest and extraordinary item           317       (1,089)         (772)

Minority interest                           972                        972
                                       --------                    -------
        Net income (loss) before
          extraordinary item             $1,289      (1,089)       $   200
                                       ========       ======       =======
Average number of common
  shares outstanding                     15,858                     22,782
Net income (loss) per share:
 before extraordinary item                $0.08                      $0.01
                                       ========                    =======

            SEE ACCOMPANYING NOTES TO PRO FORMA FINANCIAL STATEMENTS

                    NOTES TO PRO FORMA FINANCIAL STATEMENTS
                                (WITHOUT AUDIT)

NOTE 1 - PRO FORMA CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 1993

(a) To adjust for the proposed Refinancing Loan and Offerings:

  Sources of Cash:
    Refinancing Loan                                       $ 93,301
    Sale of FRP Units pursuant to FRP Subscription
     Offering                                                 3,988
    Funds from Offerings contemplated hereby                  5,701
                                                           --------
      Total sources of cash                                            $102,990
  Uses of Cash:
    Repayment of Citicorp Term Loan                          49,000
    Repayment of estimated portion of Senior Subordinated
     Notes                                                   30,000
    Payment of accrued interest on Citicorp Term Loan and
     on Senior Subordinated Notes                             1,458
    Prepayment premium on Senior Subordinated Notes           3,000
    Costs and expenses of the Refinancing Loan                3,176
    Costs and expenses of the Offerings                         224
    Payment of Real Estate Tax and Insurance Obligations      4,075
    Purchase of interest rate cap contracts                   7,427
    Escrow reserve for capital expenditures                     360
                                                           --------
      Total uses of cash                                                 98,720
                                                                       --------
      Net increase in cash                                             $  4,270
                                                                       ========

- --------



(b) To write off the balance of the deferred financing costs associated with the Citicorp Term Loan and Senior Subordinated Notes.
(c) Schedule of long-term debt:

                                                              At
                                                          December 31,
                                 Maturity  Interest Rate      1993       Pro Forma
                                 --------  -------------  ------------   ---------
Citicorp Term Loan               Mar-99   LIBOR + 3.5%        49,000            0
Senior Subordinated Notes        Jun-03       12.50%          40,000       10,000
Refinancing Loan                 Dec-00   LIBOR + 4.30%            0       93,301
1st Mortgage on Knightsbridge    Dec-97       10.50%          14,905       14,905
Lafayette Capital Lease          Apr-06        7.54%           5,959        5,959
Lexington Capital Lease          May-16        9.50%           2,514        2,514
Continuing Care Refund Loans     Various       6.00%             600          600
Cupertino Resident Refund Loans  Various      Various            597          597
Resident Debentures              Various      Various            632          632
Income Tax Liability Loan        Apr-98         8.50%            750          750
Other                            Various      Various            579          579
                                                             --------    --------
  Total recourse obligations                                 115,536      129,837

1st Mortgage on FRC II           May-96   LIBOR + 1.3%        46,880       46,880
2nd Mortgage on FRC II           May-96   Treasury + 3%        1,824        1,824
1st Mortgage on FRC I            Feb-99   LIBOR + 1.5%        26,031       26,031
2nd Mortgage on FRC I            Feb-99   Treasury + 3%        1,646        1,646
                                                             --------    --------

    Total non-recourse obligations                            76,381     76,381
                                                            --------   --------
      Total long-term debt                                  $191,917   $206,218
                                                            ========   ========

NOTE 2 - PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED MARCH 31, 1993 AND FOR THE NINE MONTHS ENDED DECEMBER 31, 1993

(a) To adjust for the increase in interest expense reflecting the increased cost of borrowing resulting primarily from the amortization of the interest rate cap contract for the Refinancing Loan. An increase or decrease in the interest rate of the Refinancing Loan of 1/8% per annum would have increased or decreased, respectively, the interest expense related thereto by approximately $116,000 per annum.

                           THE SUBSCRIPTION OFFERING

SUBSCRIPTION PRIVILEGE

  The Company is offering to shareholders of record (other than the FGI Investors) as of the close of business on the Record Date (October 18, 1993), the opportunity to subscribe for and purchase Common Stock for a price of $3.75 per share. Eligible Shareholders may subscribe for and purchase 0.2717458 of a share of Common Stock for each share of Common Stock held of record by them on the Record Date.

  No fractional shares or cash in lieu thereof will be issued. The number of shares of Common Stock for which each Eligible Shareholder may subscribe will be based on the aggregate number of shares of Common Stock held by such Eligible Shareholder on the Record Date and will be rounded down to the nearest whole number. A broker, dealer, commercial bank, trust company or other nominee holding Common Stock on the Record Date for more than one beneficial owner will be required to certify to the Subscription Agent and the Company (i) the total number of shares of Common Stock subscribed for by such nominee on behalf of beneficial owners pursuant to the Subscription Privilege; (ii) the aggregate number of shares of Common Stock held by it as of the Record Date on behalf of each beneficial owner for which it has exercised the Subscription Privilege;
(iii) the aggregate number of shares of Common Stock subscribed for by it on behalf of each such beneficial owner; and (iv) that, to its knowledge, it has not exercised the Subscription Privilege in respect of any shares of Common Stock held by it as of the Record Date on behalf of any of the FGI Investors. The number of shares of Common Stock which may be subscribed for and purchased on behalf of each beneficial owner will be based on the aggregate number of shares of Common Stock held for such beneficial owner on the Record Date and will be rounded down to the nearest whole number.

EXPIRATION DATE

  The opportunity to subscribe for and purchase shares of Common Stock pursuant to the Subscription Offering will expire at the Expiration Date. The term
"Expiration Date" means 5:00 p.m., New York City time, on April   , 1994, unless
and until the Company, in its sole discretion, has extended the time for expiration of the opportunity to subscribe for and purchase Common Stock pursuant to the Subscription Offering, in which event the term "Expiration Date" will mean the latest time and date on which such opportunity, as so extended by the Company, expires. The Company will not honor any purported exercise of the Subscription Privilege received by the Subscription Agent after the Expiration Date, regardless of when the documents relating to such exercise were sent.

  Any extension of the Expiration Date beyond April   , 1994 will be followed by
public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Company may choose to make any public announcement, the Company currently intends to make announcements by issuing a release to the Dow Jones News Service.

EXERCISE OF SUBSCRIPTION PRIVILEGE

  The Subscription Privilege may be exercised by delivering to American Stock Transfer & Trust Company at, or prior to the Expiration Date, a properly completed and executed Notice of Exercise or a facsimile thereof, together with payment in full of the Subscription Price for the Common Stock subscribed for pursuant to the Subscription Privilege. A copy of the Notice of Exercise accompanies this Prospectus.

  Such payment in full must be by (i) check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to American Stock Transfer & Trust Company, as Subscription Agent, or (ii) wire transfer of funds to the account maintained by the Subscription Agent for such purpose at Chemical Bank, Account No. 610093045; ABA No. 021000128 (reference should be made to Forum Group, Inc. and the name of the Eligible Shareholder making such payment should be indicated). The Subscription Price will be deemed to have been received by the Subscription Agent only upon (i) clearance of any uncertified check, (ii) receipt by the Subscription Agent of any certified check or bank draft drawn upon a U.S. bank or of any postal, telegraphic or express money order, or (iii) receipt of good funds in the Subscription Agent's account designated above. If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, Eligible Shareholders who wish to pay the Subscription Price by means of uncertified personal check are urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such date and are urged to consider payment by means of certified or cashier's check, money order or wire transfer of funds.

  The address to which Notices of Exercise and payment of the Subscription Price should be delivered is:

                    AMERICAN STOCK TRANSFER & TRUST COMPANY
                           40 WALL STREET, 46TH FLOOR
                            NEW YORK, NEW YORK 10005
                     ATTENTION:  REORGANIZATION DEPARTMENT

  Eligible Shareholders, such as brokers, dealers, commercial banks and trust companies, who on the Record Date held Common Stock for the account of others should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owners' intentions and to obtain
instructions with respect to the Subscription Privilege.   Beneficial owners of
Common Stock held through such a nominee holder on the Record Date should contact the Eligible Shareholder and request the Eligible Shareholder to effect transactions in accordance with the beneficial owner's instructions. If the beneficial owner so instructs, the Eligible Shareholder should complete a Notice of Exercise and submit it to the Subscription Agent with the proper payment. A broker, dealer, commercial bank, trust company or other nominee holding shares of Common Stock on the Record Date for one of the FGI Investors may not exercise the Subscription Privilege with respect to such shares.

  The instructions accompanying the Notice of Exercise should be read carefully and followed in detail. Do not send Notices of Exercise or payments of the Subscription Price to the Company.

  The method of delivery of Notices of Exercise and payment of the Subscription Price to the Subscription Agent will be at the election and risk of the Eligible Shareholder, but if sent by mail it is recommended that such Notices of Exercise and payments be sent by registered mail, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the Subscription Agent and clearance of payment prior to the Expiration Date. Because uncertified personal checks may take at least five business days to clear, you are urged to pay, or arrange for payment, by means of certified or cashier's check, money order or wire transfer of funds.

  All questions concerning the timeliness, validity, form and eligibility of any exercise of Subscription Privilege will be determined by the Company, whose determinations will be final and binding. The Company in its sole discretion may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Subscription Privilege. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines in its sole discretion. Neither the Company nor the Subscription Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Notices of Exercise or incur any liability for failure to give such notification.

  Any questions or requests for assistance concerning the method of exercising Subscription Privileges or requests for additional copies of this Prospectus or Notices of Exercise, should be directed to John H. Sharpe, Esq. in writing at 8900 Keystone Crossing, Suite 200, Indianapolis, Indiana 46240-0498 or by telephone at (317) 846-0700.

ISSUANCE OF CERTIFICATES

  Certificates representing Common Stock purchased pursuant to the Subscription Offering will be delivered to Eligible Shareholders as soon as practicable after they have validly exercised their Subscription Privilege.

NO REVOCATION

  Once an Eligible Shareholder has exercised the Subscription Privilege, such exercise may not be revoked.

                             THE WARRANT OFFERING

  Under the Warrant Agreement, if the Company issues shares of Common Stock at a price per share of Common Stock that is less than the Current Market Price (as such term is defined in the Warrant Agreement) per share of Common Stock on the date the Company fixed the price of such additional shares of Common Stock, then the number of shares of Common Stock thereafter purchasable upon the exercise of each Warrant is required to be adjusted to avoid dilution. The Warrant Agreement, however, provides that no such adjustment is required to be made on account of any issuance of New Investment Equity (as such term is defined in the Warrant Agreement) pursuant to a rights offering made to shareholders in which each holder of Warrants is given the opportunity to participate on the same basis as shareholders as though such holder of Warrants owned, as of the record date for such rights offering, the shares of Common Stock then purchasable upon the exercise of its Warrants, provided that any holder of Warrants participating in such offering is given the option to receive upon the payment of the applicable purchase price, in lieu of each share of Common Stock otherwise purchasable upon such payment, one warrant representing the right to purchase one share of Common Stock upon the payment of an exercise price per warrant of $0.01 at any time prior to 5:00 p.m., Indianapolis, Indiana time, on June 11, 1999.

  The issuance of shares of Common Stock pursuant to the transactions contemplated by the Stock Purchase Agreement, including the Subscription Offering, will be at a price per share less than the Current Market Price per share of Common Stock. Accordingly, the Company is offering to the Warrant Holder the opportunity to subscribe for and purchase either shares of Common Stock or Special Warrants. The Warrant Holder may subscribe for and purchase, at its election, in whole or in part, either (i) 149,607 shares of Common Stock at a purchase price of $3.75 per share or (ii) 149,607 Special Warrants, each representing the right to purchase one share of Common Stock upon the payment of an exercise price per Special Warrant of $0.01 at any time prior to 5:00 p.m., Indianapolis, Indiana time, on June 11, 1999, at a purchase price of $3.75 per Special Warrant. The opportunity being given to the Warrant Holder to subscribe for and purchase either shares of Common Stock or Special Warrants pursuant to the Warrant Offering will not be directly or indirectly assignable or transferable and will not be evidenced by a certificate.

  The Warrant Holder may exercise its opportunity to subscribe for and purchase either shares of Common Stock or Special Warrants by notifying the Company in writing of its election to do so prior to the Expiration Date. Such notice shall specify the number of shares of Common Stock or Special Warrants which the Warrant Holder wishes to purchase and shall be accompanied by payment in full for the shares of Common Stock or Special Warrant for which it subscribes. The Company will not honor any purported exercise by the Warrant Holder received after the Expiration Date, regardless of when the notice relating thereto was sent. Payment of the purchase price for shares of Common Stock or Special Warrants subscribed for by the Warrant Holder must be by check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to Forum Group, Inc. or wire transfer to an account designated by the Company for such purpose and will be deemed to have been received by the Company only upon clearance of any uncertified check, receipt by the Company of any certified check or bank draft drawn on a U.S. bank or of any postal, telegraphic or express money order, or receipt of good funds in an account designated by the Company as provided above.

                    BUSINESS AND PROPERTIES OF THE COMPANY

  The Company provides senior housing and associated convenience and healthcare services in 11 states through the operation of 22 rental RCs and three RCs predominantly providing continuing care. The Company also operates one freestanding nursing home. Of those facilities, eight are owned by the Company, two are leased and 16 are managed. Nine of the managed RCs are owned by FRP. Except as described below, each RC contains an independent living component and a full-care nursing component available to residents should the need arise. Certain RCs also include an assisted living component. One RC consists of an assisted living component and a nursing component, and does not contain an independent living component. Another RC consists of an independent living component and assisted living component, and does not contain a nursing component, but is adjacent to and enjoys the benefits of a RC which contains a nursing component. The Company presently owns, leases and manages RCs as follows:

                                                         Number of Units
                       Number of Facilities                and/or Beds
                   -----------------------------  -----------------------------
Class of Facility  Owned  Leased  Managed  Total  Owned  Leased  Managed  Total
=================  =============================  =============================
Rental RCs             7       1       14     22  1,851     211    2,615  4,677
Continuing Care        1       0        2      3    274       0      667    941
 RCs
Nursing Home           0       1        0      1      0      89        0     89
=================  =============================  =============================
           Totals      8       2       16     26  2,125     300    3,282  5,707
=================  =============================  =============================

  For each of the Company's last three fiscal years and the nine-month period ended December 31, 1993, the percentage of total revenues contributed by each of the foregoing classes of facilities was as follows (000's omitted):

                                                 Year ended March 31,
                         Nine Months Ended  -----------------------------
    Class of Facility    December 31, 1993    1993       1992       1991
  =====================  ================================================
  Rental RCs                  $62,573       $71,889    $68,719    $66,783
  Continuing Care RCs          13,856        15,780      9,762      8,053
  Nursing Home                  2,192         2,670      2,718      7,932
  =====================  ================================================

RENTAL RCS

  The Company owns rental RCs in Arizona (two), Florida, Kansas, Ohio and Texas
(two); leases a rental RC in Kentucky; and manages rental RCs in California
(two), Delaware (six), Florida, Indiana, New Mexico, South Carolina and Texas
(two).

  Except as described below, each of the Company's rental RCs contains an independent living component and a nursing component. Certain of the Company's rental RCs also include an assisted living component. One of the Company's rental RCs consists of an assisted living component and a nursing component and does not contain an independent living component. Another of the Company's rental RCs consists of an independent living component and an assisted living component, and does not contain a nursing component, but is adjacent to and enjoys the benefits of one of the Company's rental RCs which contains a nursing component.

  The independent living component (if any) of each of the Company's rental RCs contains a variety of accommodations, together with amenities such as dining facilities, lounges and game and craft rooms. All residents of the independent living components are provided security, meals, housekeeping and linen service. Emergency healthcare service is available 24 hours a day from an on-site nursing staff, and each independent living unit is equipped with an emergency call system. The independent living components of the Company's rental RCs consist of apartments, villas and, in the case of two RCs, condominiums. Rental RC independent living first person residency fees presently range from $850 to $5,920 per month, depending on the size of accommodations. Each rental RC apartment and villa resident enters into a residency agreement that may be terminated by the resident on short notice, and each rental RC condominium resident enters into a residency agreement coterminous with his or her ownership. Although there can be no assurance that, as apartment and villa residency agreements expire or are terminated, available apartments and villas will be reoccupied, 80-90% of the residents of the apartments and villas historically have renewed their residency agreements from year to year. All residents of the independent living components of the Company's rental RCs are assured space (subject to availability) in the assisted living (if any) and nursing components should the need therefor arise.

  The nursing component (if any) of each of the Company's rental RCs provides residents a full range of nursing care. Residents have private or semiprivate rooms, and share communal dining and social facilities. In most instances, each resident of the independent living component of a Company rental RC is entitled to care in the assisted living (if any) or nursing component at no extra charge for up to a specified number of days annually or an aggregate of a specified number of days during the resident's lifetime. After utilizing this accrued time, the resident pays for both independent living occupancy, and assisted living or nursing care, until canceling one or the other. The charge for a semiprivate nursing bed presently ranges from $70 to $184 per day.

  The assisted living component (if any) of each of the Company's rental RC provides residents a semistructured environment that encourages independent living. Residents have private or semiprivate suites, eat meals in a private dining room, and are provided the added services of scheduled activities, housekeeping and linen service, preventive health surveillance, periodic health monitoring, assistance with activities of daily living and emergency care. The charge for a private assisted living suite presently ranges from $53 to $128 per day.

  The Company's rental RCs provide ancillary healthcare services, including the operation of an adult day care center on the premises of one RC.

  The following tables indicate the name, location, capacity, occupancy rate and average effective annual fees/charges per unit/suite/bed for each of the last five fiscal years and for the nine-month period ended December 31, 1993 (each of the last five calendar years and the nine-months ended December 31, 1993 in the case of RCs owned by FRP and its affiliated operating partnerships) of each of the Company's rental RCs:

=====================================================================================================================
                                           OWNED AND LEASED FACILITIES
=====================================================================================================================
                                              Capacity                                   Occupancy Rate
                             -------------------------------------------  -------------------------------------------
                                                                            Nine
                             Independent  Assisted              Total      Months          Year Ended March 31,
                               Living      Living   Nursing    Units/      Ended     --------------------------------
Name and Location               Units      Suites    Beds    Suites/Beds  12/31/93   1993   1992   1991   1990   1989
- ---------------------------  -------------------------------------------  -------------------------------------------
Owned Facilities:

The Forum at Memorial Woods          198        36       96          330      79.7%  65.2%  49.7%  29.6%  16.2%   N/A
Houston, Texas

The Forum at Park Lane               190        38       90          318      91.9%  77.3%  57.7%  23.7%   N/A    N/A
Dallas, Texas

The Forum at Deer Creek              180        30       60          270      94.5%  82.1%  60.2%  28.9%   N/A    N/A
Deerfield Beach, Florida

The Forum at Tucson                  149        30       67          246      91.6%  82.4%  55.2%  31.9%   8.5%   N/A
Tucson, Arizona

The Forum at Desert Harbor           154        30       57          241      92.5%  84.6%  62.8%  27.3%   6.2%   N/A
Peoria, Arizona

The Forum at Knightsbridge           120        59       60          239      93.8%  89.1%  70.3%  42.4%  22.7%   N/A
Columbus, Ohio
(ground lease expires 2028*)

The Forum at Overland Park           117        30       60          207      93.1%  87.3%  65.6%  48.8%  21.0%   N/A
Overland Park, Kansas

  All Owned Facilities:            1,108       253      490        1,851      90.5%  87.1%  71.1%  45.8%  20.1%   N/A
- ---------------------------------------------------------------------------------------------------------------------
Leased Facility:

The Lafayette at Country
Place/Lexington Country Place

Lexington, Kentucky                  100       -0-      111          211      94.9%  94.5%  94.3%  94.4%  95.0%  93.8%
(leases expire 2010 and
2016, respectively)*
=====================================================================================================================

==========================================================================================
                                  Average Effective Annual Fees/Charges Per Unit/Suite/Bed
                                  --------------------------------------------------------
                                      Nine
                                     Months               Year Ended March 31,
                                      Ended    ----------------------------------------
Name and Location                    12/31/93    1993     1992     1991     1990   1989
- ---------------------------       --------------------------------------------------------
Owned Facilities:

The Forum at Memorial Woods           $29,015  $28,950  $29,194  $30,649  $ 9,445   N/A
Houston, Texas

The Forum at Park Lane                $28,172  $27,783  $27,868  $29,242      N/A   N/A
Dallas, Texas

The Forum at Deer Creek               $24,084  $24,448  $23,452  $25,083      N/A   N/A
Deerfield Beach, Florida

The Forum at Tucson                   $24,636  $23,959  $24,670  $26,404  $11,217   N/A
Tucson, Arizona

The Forum at Desert Harbor            $23,332  $22,217  $21,660  $24,769  $37,206   N/A
Peoria, Arizona

The Forum at Knightsbridge            $30,920  $28,610  $29,973  $30,452  $ 7,377   N/A
Columbus, Ohio
(ground lease expires 2028*)

The Forum at Overland Park            $22,839  $23,923  $24,872  $25,991  $21,514   N/A
Overland Park, Kansas

  All Owned Facilities:               $26,316  $23,740  $21,849  $19,558  $10,372   N/A
- ------------------------------------------------------------------------------------------
Leased Facility:

The Lafayette at Country
Place/Lexington Country Place
Lexington, Kentucky                   $23,805  $22,936  $21,785  $20,997  $19,663  $18,332
(leases expire 2010 and
2016, respectively)*
==========================================================================================

- ----------
  * Assumes the exercise of all available extensions and/or renewal options.

                       MANAGED FACILITIES OWNED BY FRP*

==================================================================================================================
                                              Capacity                                Occupancy Rate
                             -------------------------------------------  ----------------------------------------
                                          Assisted                              Year Ended December 31,
                             Independent   Living   Nursing  Total Units/ ----------------------------------------
Name and Location            Living Units  Suites    Beds    Suites/Beds  1993   1992   1991   1990   1989   1988
- ---------------------------  -------------------------------------------  ----------------------------------------
The Montevista at Coronado
El Paso, Texas                   123        15      120          258      85.5%  81.6%  81.1%  74.3%  58.9%  40.9%

The Park Summit of Coral
  Springs
Coral Springs, Florida           199        22       35          256      89.7%  81.7%  76.3%  76.3%  77.4%  62.6%

The Forum at Lincoln
  Heights
San Antonio, Texas               152        30       60          242      94.0%  86.8%  68.5%  56.3%  17.1%   N/A

The Montebello on Academy
Albuquerque, New Mexico          114        15       60          189      96.1%  90.1%  85.0%  87.4%  80.8%  65.8%

Millcroft
Newark, Delaware                  63         0      100          163      92.1%  90.6%  87.9%  90.0%  93.6%  95.2%

Shipley Manor
Wilmington, Delaware              61         0       82          143      93.3%  85.8%  85.9%  90.8%  90.7%  97.6%

Myrtle Beach Manor
North Myrtle Beach,
South  Carolina                   60         0       80          140      93.6%  89.9%  79.4%  86.1%  88.6%  87.5%

Foulk Manor North
Wilmington, Delaware              58        11       46          115      90.9%  89.9%  88.1%  82.7%  84.6%  89.4%

Foulk Manor
Wilmington, Delaware               0        51       52          103      83.5%  80.2%  70.9%  83.5%  87.0%  93.8%
===========================  ===========================================  ========================================
  All Managed
   Facilities Owned
   by FRP                        830       144      635        1,609      91.0%  85.9%  79.0%  77.8%  76.4%  73.0%
==================================================================================================================

=======================================================================================
                             Average Effective Annual Fees/Charges Per Unit/Suite/Bed
                             --------------------------------------------------------
                                             Year Ended December 31,
                                 --------------------------------------------------
                                 1993     1992     1991     1990     1989     1988
- ---------------------------     ----------------------------------------------------
The Montevista at Coronado
El Paso, Texas                  $24,081  $22,588  $20,321  $19,823  $17,890  $12,145

The Park Summit of Coral
  Springs
Coral Springs, Florida          $24,602  $24,687  $25,072  $24,177  $21,596  $19,451

The Forum at Lincoln Heights
San Antonio, Texas              $27,417  $26,366  $18,858  $22,779  $10,190      N/A

The Montebello on Academy
Albuquerque, New Mexico         $27,530  $27,426  $26,722  $24,804  $24,815  $22,005

Millcroft
Newark, Delaware                $28,804  $27,803  $27,087  $25,071  $23,308  $23,167

Shipley Manor
Wilmington, Delaware            $29,704  $29,501  $29,396  $26,655  $24,826  $23,482

Myrtle Beach Manor
North Myrtle Beach,
 South Carolina                 $23,061  $21,813  $20,752  $19,349  $17,872  $17,152

Foulk Manor North
Wilmington, Delaware            $29,175  $28,322  $26,711  $25,678  $23,601  $22,155

Foulk Manor
Wilmington, Delaware            $29,941  $30,149  $31,612  $29,583  $26,735  $25,656
===========================     ====================================================
  All Managed
   Facilities Owned
   by FRP                       $26,738  $26,067  $24,573  $24,158  $20,175  $20,938
=======================================================================================

- --------------

* Pursuant to the FRP Management Agreement, the Company manages all nine of the facilities owned by FRP and is entitled to receive management fees in respect thereof, payable quarterly, in an amount equal to 8% of FRP's gross operating revenues. Pursuant to the FRP Management Agreement, all management fees payable since the formation of FRP in 1986 through December 31, 1993 have been deferred. FRP deferred management fees in the following amounts for the following calendar years: 1987: $928,000;

1988: $1,398,000; 1989: $1,595,000; 1990: $1,615,000; 1991: $3,391,000; 1992:
$3,337,000; 1993: $3,515,575.  At December 31, 1993, deferred management fees totalled approximately $15,779,507. Under the terms of the FRP Management Agreement, management fees are no longer deferrable from and after January 1, 1994. Deferred management fees will generally be paid quarterly in accordance with the provisions of the Management Agreement; however, under such provisions, it is not anticipated that any such deferred management fees will be paid by FRP to the Company in the foreseeable future. See "Risk Factors -- Risk of Relationships With FRP.

             MANAGED FACILITIES OWNED BY OTHER AFFILIATED ENTITIES

====================================================================================================================
                                              Capacity                                  Occupancy Rate
                             -------------------------------------------  ------------------------------------------
                                                                            Nine
                             Independent  Assisted              Total      Months       Year Ended March 31,
                                Living     Living   Nursing     Units/     Ended    --------------------------------
Name and Location               Units      Suites    Beds    Suites/Beds  12/31/93  1993   1992   1991   1990   1989
- ---------------------------  -----------  --------  -------  -----------  --------- ----   ----   ----   ----   ----
Forwood Manor
Wilmington, Delaware
(management agreement
expires upon the
expiration or termination
of the term of Forum
Retirement Communities
II, L.P. ("FRCIILP")
(59.4%-owned), and
provides for management
fees equal to (i) for the
first six years a varying
percentage of net cash
flow after debt service,
and (ii) thereafter, 5%
of gross operating
revenues)                         119        30       60          209      95.0%    89.2%  76.7%  67.1%  64.8%  23.2%

The Remington Club at
Rancho Bernardo - Phase I
San Diego, California
(management agreement
expires upon the
expiration or termination
of the term of FRCIILP,
and provides for
management fees equal to
(i) for the first six
years, a varying
percentage of net cash
flow after debt service,
and (ii) thereafter, 5%
of gross operating
revenues)                         146         0       59          205      85.2%    82.2%  79.5%  78.9%  90.4%  64.2%

Stonegates (50%-Owned)
Greenville, Delaware
(management agreement
expires in 2004, and
provides for management
fees equal to 8% of gross
operating revenues)               162         0       39          201      93.2%    94.8%  92.3%  93.1%  93.5%  92.3%

The Remington Club at
Rancho Bernardo - Phase II
San Diego, California
(management agreement
expires upon the
expiration or termination
of the term of Forum
Retirement Communities I,
L.P. ("FRCILP")
(58.95%-owned), and
provides for management
fees equal to (i) the
first six years, a
varying percentage of net
cash flow after debt
service, and (ii)
thereafter, 5% of gross
operating revenues)               100       100        0          200      83.5%    68.5%  47.2%  26.3%   N/A    N/A

The Forum at the Crossing
Indianapolis, Indiana
(management agreement
expires upon the
expiration or termination
of the term of FRCIILP,
and provides for
management fees equal to
5% of gross operating
revenues)                         117        14       60          191      94.9%    91.8%  93.2%  95.3%  91.4%  91.1%
===========================  ===========  ========  =======  ===========  ========= ====   ====   ====   ====   ====
   All Managed
    Facilities Owned
    by Other
    Affiliated
    Entities                      644       144      218        1,006      90.5%    84.7%  77.8%  71.1%  76.2%  74.2%
====================================================================================================================






===================================================================================
                           Average Effective Annual Fees/Charges Per Unit/Suite/Bed
                           --------------------------------------------------------
                              Nine
                             Months             Year Ended March 31,
                             Ended    -------------------------------------------
                            12/31/93   1993     1992     1991     1990     1989
- --------------------------  --------- -------  -------  -------  -------  -------
Forwood Manor
Wilmington, Delaware
(management agreement
expires upon the
expiration or termination
of the term of Forum
Retirement Communities
II, L.P. ("FRCIILP")
(59.4%-owned), and
provides for management
fees equal to (i) for the
first six years a varying
percentage of net cash
flow after debt service,
and (ii) thereafter, 5%
of gross operating
revenues)                    $32,840  $32,228  $32,073  $31,339  $24,193  $19,322

The Remington Club at
Rancho Bernardo - Phase I
San Diego, California
(management agreement
expires upon the
expiration or termination
of the term of FRCIILP,
and provides for
management fees equal to
(i) for the first six
years, a varying
percentage of net cash
flow after debt service,
and (ii) thereafter, 5%
of gross operating
revenues)                    $34,339  $33,183  $31,625  $31,606  $26,006  $28,085

Stonegates (50%-Owned)
Greenville, Delaware
(management agreement
expires in 2004, and
provides for management
fees equal to 8% of gross
operating revenues)          $26,556  $24,897  $24,514  $23,287  $22,659  $21,334

The Remington Club at
Rancho Bernardo - Phase II
San Diego, California
(management agreement
expires upon the
expiration or termination
of the term of Forum
Retirement Communities I,
L.P. ("FRCILP")
(58.95%-owned), and
provides for management
fees equal to (i) the
first six years, a
varying percentage of net
cash flow after debt
service, and (ii)
thereafter, 5% of gross
operating revenues)          $32,868  $32,715  $31,088  $33,110     N/A     N/A

The Forum at the Crossing
Indianapolis, Indiana
(management agreement
expires upon the
expiration or termination
of the term of FRCIILP,
and provides for
management fees equal to
5% of gross operating
revenues)                    $29,263  $26,919  $26,038  $24,128  $22,898  $21,178
===========================  =======  =======  =======  =======  =======  =======
  All Managed
    Facilities Owned
    by Other
    Affiliated
    Entities                 $31,094  $29,991  $28,626  $27,953  $24,634  $20,466
===================================================================================

CONTINUING CARE RCS

  The Company owns one continuing care RC, namely The Forum at Brookside ("Forum/Brookside"), in Louisville, Kentucky, Inc. and manages two continuing care RCs, namely The Forum - Pueblo Norte ("Forum/Pueblo Norte"), in Scottsdale, Arizona, and Forum/Rancho San Antonio, in Cupertino, California.
Forum/Brookside and Forum/Pueblo Norte were acquired by their respective owners from other developers subsequent to commencement of operations. Forum/Rancho San Antonio was developed by Forum Lifecare, Inc., a wholly owned subsidiary of the Company ("Forum Lifecare").

  The Forum at Overland Park ("Forum/Overland Park") in Overland Park, Kansas, an RC owned by the Company, is approved under applicable state law to provide continuing care. In addition to rental residency agreements, residents of Forum/Overland Park may choose to enter into agreements providing for "front-end" payments which, upon termination, are refunded in whole or in part depending upon the refund option selected by the resident. Myrtle Beach Manor in Myrtle Beach, South Carolina, an RC managed by the Company, is also approved under applicable state law to provide continuing care. However, the predominant mode of residency at each of Forum/Overland Park and Myrtle Beach Manor is rental residency agreements. These RCs are therefore considered rental RCs.

  Each of the Company's continuing care RCs contains an independent living component and a nursing component. Forum/Brookside and Forum/Rancho San Antonio also include an assisted living component. The accommodations and services provided in the various components of the Company's continuing care RCs are substantially the same as those provided in the various components of the Company's rental RCs.

  Forum/Brookside, Forum/Pueblo Norte and Forum/Rancho San Antonio differ from the Company's rental RCs in the method(s) of payment by current and former independent living residents. At the Company's rental RCs, independent living residents generally make no "front-end" payment and only pay monthly residency fees. At the Company's continuing care RCs, independent living residents generally make substantial "front-end" payments and pay monthly residency (and, in the case of two continuing care RCs, healthcare) fees that are substantially less than monthly residency fees for comparable accommodations at the Company's rental RCs. In addition, independent living residents of the Company's continuing care RCs who transfer to the assisted living (if any) or nursing component generally pay healthcare fees which are substantially less than those paid by independent living residents of the Company's rental RCs who so transfer.

  Each of Forum/Pueblo Norte and Forum/Rancho San Antonio is owned by a nonprofit cooperative housing corporation sponsored by Forum Lifecare. At those RCs, the "front-end" payment takes the form of the purchase price of a membership in the cooperative housing corporation. Each membership is allocated to an independent living unit in the RC, and the purchase of a membership entitles the purchaser to a long-term proprietary lease of the unit. Upon resale of the membership, the resident (or his or her estate) and the cooperative housing corporation share equally any excess of the sale proceeds over the resident's membership purchase price. At Forum/Pueblo Norte, independent living residents may elect to purchase memberships subject to an option in favor of the cooperative housing corporation to repurchase upon cessation of occupancy at a price which reduces to zero over six or 60 months. The assisted living (if any) and nursing components of each of Forum/Pueblo Norte and Forum/Rancho San Antonio are leased to a separate nonprofit corporation, the sole member of which is Forum Lifecare, and each member/independent living resident is required to enter into a healthcare agreement with that lessee. Membership purchase prices at Forum/Pueblo Norte and Forum/Rancho San Antonio presently range from $68,250 to $236,250, and $199,000 to $630,000, respectively; first person monthly residency fees at those RCs for independent living residents purchasing memberships presently range from $910 to $1,500, and $1,035 to $2,335, respectively; and first person monthly healthcare fees at those RCs for members presently range from $230 to $412, respectively.

  At Forum/Brookside, the "front-end" payment takes the form of an interest-free loan to the owner of the RC, which may or may not be repaid in whole or in part (depending upon the refund option selected by the resident) from the proceeds of the next "front-end" payment in respect of the subject unit. Required interest-free loans at Forum/Brookside presently range from $62,140 to $159,900; and first person monthly residency fees at that RC for independent living residents making interest-free loans presently range from $740 to $1,300.

  At each of Forum/Brookside and Forum/Pueblo Norte, certain independent living residents are parties to residency agreements with the previous sponsors which were assumed by the current owners. Under those agreements, the "front-end" payments took the form of an entrance fee which is 100% (in the case of Forum/Brookside) or 90% (in the case of Forum/Pueblo Norte), as the case may be, refundable to the resident (or his or her estate) from the next entrance fee paid in respect of the subject unit. Refundable entrance fees at Forum/Brookside and Forum/Pueblo Norte ranged from $31,500 to $111,000; and first person monthly residency fees at those RCs for independent living residents paying refundable entrance fees presently range from $494 to $1,119, and $893 to $1,754, respectively.

  At Forum/Brookside and Forum/Pueblo Norte, independent living residents are also offered the alternative of a rental residency agreement. First person rental residency fees at Forum/Brookside, Forum/Pueblo Norte and Forum/Rancho San Antonio presently range from $1,275 to $2,625, $1,000 to $2,730, and $1,035 to $1,835, respectively.

  The following table indicates the name, location, capacity, occupancy rate and average effective annual fees/charges per unit-suite/bed for each of the last five fiscal years and for the nine-month period ended December 31, 1993, of each of the Company's continuing care RCs:

                              CONTINUING CARE RCS

=======================================================================================================================
                                              Capacity                                    Occupancy Rate
                            --------------------------------------------  ---------------------------------------------
                                                                           Nine
                            Independent  Assisted              Total       Months           Year Ended March 31,
                              Living      Living   Nursing     Units/      Ended      ---------------------------------
Name and Location             Units      Suites    Beds     Suites/Beds  12/31/93    1993   1992   1991   1990   1989
- --------------------------  --------------------------------------------  ---------------------------------------------
Owned Facility:
The Forum at Brookside
Louisville, Kentucky            214        20        40          274        90.5%     83.7%  77.3%  67.9%  63.0%  37.1%
- --------------------------  --------------------------------------------  ---------------------------------------------
Managed Facilities:
The Forum at Rancho San
 Antonio
Cupertino, California
(management agreement
 expires in 1996 and
 provides for management
 fees equal to 4% of gross
 operating revenues)            319        34       48          401         61.9%     53.3%  34.3%   N/A    N/A    N/A

The Forum-Pueblo Norte
Scottsdale, Arizona
(management agreement
 expires in 1993 and
 provides for management
 fees equal to 4% of gross
 operating revenues)            169         0       97          266         92.6%     85.9%  56.2%  63.5%  69.9%  70.0%
- --------------------------  --------------------------------------------  ---------------------------------------------
  All Managed Continuing
   Care RCs                     488        34      145          667         72.2%     63.0%  55.3%  63.5%  69.9%  70.0%
==========================  ============================================  =============================================
  All Continuing Care RCs       702        54      185          941         76.9%     69.2%  59.9%  66.2%  65.0%  53.9%
=======================================================================================================================

==================================================================================
                          Average Effective Annual Fees/Charges Per Unit/Suite/Bed
                          --------------------------------------------------------
                             Nine
                            Months              Year Ended March 31,
                            Ended    ------------------------------------------
Name and Location          12/31/93   1993     1992      1991     1990    1989
- -------------------------- -----------------------------------------------------
Owned Facility:
The Forum at Brookside
Louisville, Kentucky        $19,369  $18,597  $18,112  $17,863  $15,677  $13,800
- -------------------------- -----------------------------------------------------
Managed Facilities:
The Forum at Rancho San
 Antonio
Cupertino, California
(management agreement
 expires in 1996 and
 provides for management
 fees equal to 4% of gross
 operating revenues)         $22,071  $19,300 $13,364      N/A      N/A      N/A
The Forum-Pueblo Norte
Scottsdale, Arizona
(management agreement
 expires in 1993 and
 provides for management
 fees equal to 4% of gross
 operating revenues)         $21,818  $21,922  $24,870  $20,930  $18,286  $ 8,844
- -------------------------- ------------------------------------------------------
  All Managed Continuing
   Care RCs                  $22,337  $21,916  $17,287  $20,930  $18,286  $ 8,844
==========================  =====================================================
  All Continuing Care RCs    $21,606  $20,685  $17,822  $19,267  $17,608  $10,547
==================================================================================

     The following table indicates the number of independent living units occupied at each of the Company's continuing care RCs as of December 31, 1993, under each payment method described above:

=======================================================================================
                                                 Interest-  Refundable
                                     Membership    Free      Entrance
        Name and Location             Purchase     Loan        Fee      Rental    Total
=======================================================================================
The Forum at Rancho San Antonio
  Cupertino, California                  197        N/A        N/A        --      197
The Forum-Pueblo Norte
  Scottsdale, Arizona                     65        N/A         52        43      160
The Forum at Brookside
  Louisville, Kentucky                   N/A         75         23        99      197
=======================================================================================
      All Continuing Care RCs            262         75         75       142      554
=======================================================================================

NURSING HOME

  The Company leases one nursing home, namely Lewes Convalescent Center, in Lewes, Delaware ("Lewes"), which has a capacity of 89 beds, pursuant to a lease expiring in 2029.

  Lewes provides convalescent and rehabilitative treatment of inpatient adults, including those who are admitted after hospitalization and before returning to their homes, and is designed to supplement general hospital care, rather than compete directly with general hospitals. The services furnished at Lewes include room, board, nursing care, drugs, supplies, medical equipment, other medical services, social activities and occupational, physical, recreational and speech therapies. Lewes contains private and semiprivate rooms, and the charge for a private room is presently $92 per day. Lewes contains a dining room, a kitchen, a physical therapy section for therapeutic and rehabilitative care, offices, lounges, a television room and reception areas. The admission, treatment and discharge of each resident are under the direction of the resident's attending physician. Although no full-time staff physicians are retained, Lewes has consulting and on-call physicians as required. Lewes has a transfer agreement with a nearby hospital, facilitating the transfer of residents and medical records, and providing access to emergency medical treatment if required.

  The following table indicates the occupancy rate and average effective annual charges per bed for each of the past five fiscal years and for the nine-month period ended December 31, 1993, for Lewes:

===============================================================
                                              Average Effective
                                               Annual Charges
        Time Period          Occupancy Rate        Per Bed
- ---------------------------------------------------------------
Nine Month Period Ended
   December 31, 1993              95.3%             $28,512
Year ended March 31, 1993         91.1%             $26,306
Year ended March 31, 1992         96.0%             $26,604
Year ended March 31, 1991         95.9%             $27,068
Year ended March 31, 1990         97.7%             $25,720
Year ended March 31, 1989         94.9%             $30,739
===============================================================

MORTGAGES

  Each rental RC formerly owned by the Company and now owned by Newco I, other than The Lafayette at Country Place/Lexington Country Place, Forum/Pueblo Norte, Forum/Knightsbridge and Lewes, is subject to a first mortgage lien securing borrowings under the Refinancing Loan. The outstanding principal amount outstanding under the Refinancing Loan is $93.3 million, which currently bears interest at a variable rate equal to 4.3% over one-month LIBOR. The Refinancing Loan matures on February 1, 2001. The mortgages on the Properties securing the Refinancing Loan are recorded and are cross-defaulted and cross-collateralized. See "Refinancing and Other Loans -- Refinancing Loan."

  Forum/Knightsbridge is subject to a first mortgage securing a loan made by Teachers Insurance and Annuity Association of America (the "Teachers' Loan"). The current outstanding principal amount of the Teachers' Loan is $14,905,000, and the Teachers' Loan bears interest at the rate of 10-1/2% per annum. Principal and interest are payable in varying monthly installments through and including December 1, 1997, and a "balloon" payment of $13.5 million is payable on December 31, 1997. The Company may not prepay the Teachers' Loan prior to January 1, 1996; thereafter, the Company may prepay the Teachers' Loan without premium or penalty. Subject to repayment of the Teachers' Loan, the Refinancing Loan will also be secured by a mortgage lien on Forum/Knightsbridge.

  Substantially all of the Company's other assets have also been pledged or otherwise encumbered as security under the Refinancing Loan.

DEPRECIATION

  The following table indicates, with respect to each component of each RC owned or leased by the Company, and of Lewes, upon which depreciation is taken, the net federal tax basis as of March 31, 1993, rate, method and life claimed with respect to that component for purposes of depreciation:

=================================================================================
                                      Net Federal
   Name and                            Tax Basis                           Life
   Location           Component        (3/31/93)     Rate      Method*    (Years)
=================================================================================
The Forum at       Real property      $12,943,291   Various   SL           15-40
  Memorial Woods   Personal property    1,141,057   Various   ADS/SL       5-10
Houston, Texas
- ---------------------------------------------------------------------------------
The Forum at       Real property       25,267,504   Various   SL           20-40
  Park Lane        Personal property    1,154,103   Various   ADS/SL       5-10
Dallas, Texas
- ---------------------------------------------------------------------------------
The Forum at       Real property       19,939,275   Various   SL           40
  Deer Creek       Personal property      780,488   Various   ADS/SL       7-10
Deerfield Beach,
  Florida
- ---------------------------------------------------------------------------------
The Forum at       Real property       16,466,589   Various   SL           40
  Tucson           Personal property      577,387   Various   ADS/SL       5-10
Tucson, Arizona
- ---------------------------------------------------------------------------------
The Forum at       Real property       16,754,554   Various   SL           40
  Desert Harbor    Personal property      650,323   Various   ADS/SL       7-10
Peoria, Arizona
- ---------------------------------------------------------------------------------
The Forum at       Real property       13,307,120   Various   SL           20-40
  Knightsbridge    Personal property      635,410   Various   ADS/SL       5-10
Columbus, Ohio
- ---------------------------------------------------------------------------------
The Forum at       Real property       13,254,387   Various   SL           15-40
  Overland Park    Personal property      625,815   Various   ADS/SL       5-10
Overland Park,
  Kansas
- ---------------------------------------------------------------------------------
The Forum at       Real property       11,430,314   Various   MACRS/SL     15-31
  Brookside        Personal property      260,164   Various   MACRS/SL     5-7
Louisville,
  Kentucky
- ---------------------------------------------------------------------------------
The Lafayette at   Real property        7,175,856   Various   MACRS/SL     15-31
  Country Place/   Personal property      258,970   Various   MACRS/SL      5-7
  Lexington
  Country Place
Lexington,
  Kentucky
- ---------------------------------------------------------------------------------
Lewes              Real property          553,992   Various   ACRS/MACRS   15-31
  Convalescent     Personal property      107,309   Various   MACRS        5-7
  Center
Lewes, Delaware
==================================================================================

- ----------
*    ACRS = Accelerated cost recovery system
     ADS = Alternative depreciation system
     MACRS = Modified accelerated cost recovery system
     SL = Straight line

REAL ESTATE TAXES

  The following table indicates, with respect to each RC owned or leased by the Company, and Lewes, the assessed value, real estate tax rate and annual real estate taxes for calendar year 1992:

==========================================================================
                                    Assessed    Real Estate   Annual Real
        Name and Location             Value       Tax Rate    Estate Taxes
==========================================================================
The Forum at Memorial Woods        $17,213,240      2.89%       $  497,862
Houston, Texas
- --------------------------------------------------------------------------
The Forum at Park Lane              15,721,380      2.53           397,439
Dallas, Texas
- --------------------------------------------------------------------------
The Forum at Deer Creek              7,184,993      2.57           184,993
Deerfield Beach, Florida
- --------------------------------------------------------------------------
The Forum at Tucson                  8,544,375      1.77           151,187
Tucson, Arizona
- --------------------------------------------------------------------------
The Forum at Desert Harbor           9,322,070      1.56           145,804
Peoria, Arizona
- --------------------------------------------------------------------------
The Forum at Knightsbridge           8,757,686      1.77           155,140
Columbus, Ohio
- --------------------------------------------------------------------------
The Forum at Overland Park           7,255,300      1.72           124,861
Overland Park, Kansas
- --------------------------------------------------------------------------
The Forum at Brookside               8,200,000      0.95            78,146
Louisville, Kentucky
- --------------------------------------------------------------------------
The Lafayette at Country Place/      5,460,000      0.97            52,716
  Lexington Country Place
Lexington, Kentucky
- --------------------------------------------------------------------------
Lewes Convalescent Center              441,840      2.98            13,159
     All                           $88,100,884      2.04%       $1,801,307
==========================================================================

SOURCES OF PAYMENT

  The independent and assisted living components (if any) of the Company's RCs receive direct payment for resident occupancy solely on a private pay basis. The Company's nursing facilities (including the nursing components, if any, of the Company's RCs) receive payment for resident care directly on a private pay basis, including payment from private health insurance, and from governmental reimbursement programs such as the federal Medicare program for certain elderly and disabled residents, and state Medicaid programs for certain indigent residents. The following table indicates the approximate percentages of operating revenues for each of the last five fiscal years and the nine-month period ended December 31, 1993 derived by the facilities owned or leased by the Company from private sources, Medicare and Medicaid, and other sources:


================================================================================
                              Nine
                          Months Ended          Fiscal Year ended March 31,
                          December 31,    --------------------------------------
                              1993        1993    1992    1991    1990    1989
================================================================================
All RCs:
 Private                       85.6%       88.6%   97.3%   95.0%   90.1%   92.9%
 Medicare and Medicaid         14.4        11.3     2.4     5.0     9.8     6.9
 Other                            0         0.1     0.3       0     0.1     0.2
                              -----       -----   -----   -----   -----   -----
        Total                 100.0%      100.0%  100.0%  100.0%  100.0%  100.0%
================================================================================
Lewes:
 Private                       40.5%       37.3%   48.2%   34.0%   38.9%   33.9%
 Medicare and Medicaid         58.5        61.7    50.3    65.0    49.2    62.0
 Other                          1.0         1.0     1.5     1.0    11.9     4.1
                              -----       -----   -----   -----   -----   -----
        Total                 100.0%      100.0%  100.0%  100.0%  100.0%  100.0%
================================================================================
All RCs and Lewes:

 Private                       83.8%       86.5%   94.7%   90.0%   66.1%   48.8%
 Medicare and Medicaid         16.1        13.4     5.0    10.0    28.2    48.2
 Other                          0.1         0.1     0.3       0     5.7     3.0
                              -----       -----   -----   -----   -----   -----
        Total                 100.0%      100.0%  100.0%  100.0%  100.0%  100.0%
================================================================================

  Most private insurance carriers reimburse their policyholders, or make direct payment to facilities, for covered services at rates established by the facilities. Where applicable, the resident is responsible for any difference between the insurance proceeds and the total charges. In certain states, Blue Cross plans pay for covered services at rates negotiated with facilities. In other states, Blue Cross plans are administered under contracts with facilities providing for payment under formulae based on the cost of services. The Medicare program also makes payment under a cost-based reimbursement formula. Under the Medicaid program, each state is responsible for developing and administering its own reimbursement formula.

  Both governmental and third-party payors have employed cost containment measures designed to limit payments made to healthcare providers such as the Company. Those measures include the adoption of initial and continuing recipient eligibility criteria which may limit payment for services, the adoption of coverage criteria which limit the services that will be reimbursed and the establishment of payment ceilings which set the maximum reimbursement that a provider may receive for services. Furthermore, government reimbursement programs are subject to statutory and regulatory changes, retroactive rate adjustments, administrative rulings and government funding restrictions, all of which may materially increase or decrease the rate of program payments to the Company for its services. There can be no assurance that payments under governmental and private third-party payor programs will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. See "Risk Factors -- Government Regulation" and "Risk Factors -- Reimbursement by Third-Party Payors."

REGULATION AND OTHER FACTORS

  RC and nursing home operations are subject to federal, state and local government regulations. Facilities offering continuing care are subject to regulation by state agencies. Facilities are subject to periodic inspection by state healthcare licensing agencies to determine whether the standards necessary for continued licensure are maintained. In granting and renewing licenses, the state agencies consider, among other things, buildings, furniture and equipment; qualifications of administrative personnel and staff; quality of care; and compliance with laws and regulations relating to operation of facilities. State licensure of a nursing facility is a prerequisite to certification for participation in the Medicare and Medicaid programs. The Company believes that all of the Company's facilities are presently in substantial compliance with all applicable federal, state and local regulations with respect to certification and licensure requirements. However, because those standards are subject to change, there can be no assurance that the Company's facilities will be able to maintain their certification and licenses upon a change in standards, and future changes in those standards could necessitate substantial expenditures by the Company to comply therewith. See "Risk Factors -- Government Regulation." Most states have licensure requirements for the assisted living components of RCs; however, those requirements are generally much less comprehensive and stringent than requirements for licensure of nursing facilities. Most states do not have licensure requirements for the independent living components of rental RCs.

  Certain states in which the Company operates nursing facilities have adopted certificate of need ("CON") statutes which provide that, prior to construction of a new nursing facility or provision of new nursing services, a state agency must determine that a need for the new facility or services exists. A CON for a new nursing facility is generally issued for a specific maximum amount of expenditure, and the holder of a CON is generally required to implement the approved project within a specific time period. In most states, CONs are not required for the independent and assisted living components of RCs.

COMPETITION

  The Company's facilities compete with senior housing and long-term healthcare facilities of varying similarity in the respective geographical market areas in which the Company's facilities are located. Competing facilities are operated on a national, regional and local basis by religious groups and other nonprofit organizations, as well as by private operators, some of which have substantially greater resources than the Company. The independent living components of the Company's RCs face competition from the various types of residential opportunities available to the elderly. However, the number of luxury residential communities that offer on-premises healthcare services is limited. The assisted living and nursing components of the Company's RCs, as well as Lewes, compete with other assisted living and nursing facilities, and, to a lesser extent, with general hospitals. Because the target market segment of the Company's RCs is relatively narrow, the risk of competition may be higher than with some other types of RCs. Additionally, the Company's facilities may be subject to competition from new RCs, and assisted living and nursing facilities, developed in close proximity to them.

  Significant competitive factors for attracting residents to the independent living components of the Company's RCs include price, physical appearance, and amenities and services offered. Additional competitive factors for attracting residents to the assisted living and nursing components of the Company's RCs, and to Lewes, include quality of care, reputation, physician and nursing services available, and family preferences. The Company believes that its facilities are generally competitive based on these factors, except that its facilities are generally more expensive than competing facilities. The assisted living and nursing components of the Company's RCs, and Lewes, are designed to supplement, not to compete with, services provided by general hospitals.

  The Company experiences competition in the search for nurses, technicians, aides and other high quality professional and nonprofessional employees. However, the Company has not historically experienced shortages of key personnel.

INSURANCE

  The Company maintains professional liability, comprehensive general liability and other typical insurance coverage on all its facilities. The Company believes that its insurance is adequate in amount and coverage.

EMPLOYEES

  The Company employs approximately 4,000 persons, of whom approximately 80 are employed pursuant to collective bargaining agreements. The Company has not experienced any material labor disputes.


                                 CAPITAL STOCK

  The following description of the capital stock of the Company is summary in nature, and is qualified in its entirety by reference to the provisions of the Company's Restated Articles of Incorporation (the "Restated Articles of Incorporation"), which are an exhibit to the Registration Statement of which this Prospectus is a part.

AUTHORIZED CAPITAL STOCK

  The Company's authorized capital stock consists of 48,000,000 shares of Common Stock, without par value, and 2,000,000 shares of Preferred Stock, without par value. As of the date of the Prospectus, 21,261,625 shares of Common Stock have been issued and are outstanding and no shares of Preferred Stock are outstanding. All outstanding shares of Common Stock are fully paid, nonassessable and not subject to future call.

COMMON STOCK

  All holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to the vote of the shareholders. In any election of directors, each share will be entitled to one vote and the holders of a majority of the shares voting at the meeting will be able to elect all of the directors if they choose to do so and, in such event, the other shareholders will not be able to elect any directors.

  Holders of Common Stock are entitled to receive ratably, subject to the rights of any holders of Preferred Stock, such dividends as may be declared from time-to-time by the Board of Directors out of any sums legally available therefor. See "Dividend Policy."

  In the event of the liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to share pro rata in any assets remaining after payment of the Company's liabilities and payment to outstanding shares of Preferred Stock. The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares.

PREFERRED STOCK

  Pursuant to the Restated Articles of Incorporation, the Board of Directors has the authority to determine the designation and number of shares constituting each series of Preferred Stock, the rights, preferences, privileges and restrictions, the conversion rights, voting rights, the right to receive dividends, the right to assets upon any liquidation and other relative benefits, restrictions and limitations on any series of Preferred Stock without further shareholder approval, except as otherwise required by law. The Board of Directors may, by resolution, determine, alter or revoke the rights, preferences, privileges and restrictions pertaining to any wholly unissued series.

  The ability of the Board of Directors to authorize the issuance of Preferred Stock without further shareholder approval provides it with flexibility to meet changing market conditions and to take advantage of financial or business opportunities that may arise. The issuance of the Preferred Stock may be used, among other things, to raise capital or serve as consideration in order to finance a merger with, or acquisition of, another company. The Company has no plans for such expansion or financing at this time.

  In the event the FGI Investors no longer beneficially own a majority of the outstanding Common Stock, the Board of Directors would have the authority to issue series of Preferred Stock that could preclude or discourage a tender offer or other takeover attempt. Issuance of the Preferred Stock by the Board of Directors, with appropriate voting rights, may also impact on the Board of Directors' tenure, as holders of the Preferred Stock could utilize their voting rights, if any, to keep the present Board of Directors and management in place. Removal of directors members and/or management could become more difficult, for example, by a large private placement of Preferred Stock with an entity aligned with the Board of Directors. As a result, shareholders may have more limited participation in certain transactions, including mergers or tender offers, whether or not such transactions are favored by incumbent management. The Board of Directors may be able to fend off a hostile takeover attempt, even though may shareholders might wish to participate.

  The provisions of a particular series of Preferred Stock, as designated by the Board of Directors, may include restrictions on the Company's ability to pay dividends on the Common Stock at a time when all dividends and other amounts payable on, or in respect of, such series of Preferred Stock have not been paid. Such provisions may also include restrictions on the ability of the Company to repurchase shares of the Common Stock or to purchase or redeem shares of a particular series of Preferred Stock if there exists an arrearage in dividends or sinking fund installments with respect to any other series of Preferred Stock. In addition, if Preferred Stock is issued as convertible securities which are converted into Common Stock, the holders of Common Stock could experience dilution.


                                SPECIAL WARRANTS

  Each Special Warrant will represent the right to purchase one share of Common Stock upon payment of an exercise price per Special Warrant of $0.01 at any time prior to 5:00 p.m., Indianapolis time, on June 11, 1999. Each Special Warrant will be evidenced by, and subject to the terms of, a warrant certificate substantially similar (with appropriate modifications) to the certificate evidencing the Warrants and will be subject to the provisions of the Warrant Agreement, with certain exceptions. The Warrant Offering contemplates the issuance of up to 149,607 Special Warrants to the Warrant Holder. See "The Warrant Offering."


                              PLAN OF DISTRIBUTION

  The Common Stock offered pursuant to the Subscription Offering is being offered by the Company directly to Eligible Shareholders, and the Common Stock or Special Warrants offered pursuant to the Warrant Offering is being offered by the Company directly to the Warrant Holder. The Company has not employed any brokers, dealers or underwriters in connection with the solicitation or exercise of the Subscription Privilege by Eligible Shareholders or the opportunity being offered to the Warrant Holder, and no commissions, fees or discounts will be paid in connection with the Offerings. Certain officers and other employees of the Company may solicit responses from Eligible Shareholders and the Warrant Holder, but such officers and other employees will not receive any commissions or compensation for such services other than their normal employment compensation.

  The Company will pay the fees and expenses of American Stock Transfer & Trust Company, as Subscription Agent, and has also agreed to indemnify the Subscription Agent from any liability which it may incur in connection with the Subscription Offering.

                              SUBSCRIPTION AGENT

  The Company has appointed American Stock Transfer & Trust Company as Subscription Agent for the Subscription Offering. The Subscription Agent's address, which is the address to which Notices of Exercise and payment of Subscription Price should be delivered, is:

                    AMERICAN STOCK TRANSFER & TRUST COMPANY
                           40 WALL STREET, 46TH FLOOR
                            NEW YORK, NEW YORK 10005
                     ATTENTION:  REORGANIZATION DEPARTMENT

The Company will pay the fees and expenses of American Stock Transfer & Trust Company, and has also agreed to indemnify American Stock Transfer & Trust Company from any liability which it may incur in connection with the Subscription Offering.


                                    EXPERTS

  The consolidated financial statements and financial schedules of the Company for the three years ended March 31, 1993, included in the 1992 Form 10-K and incorporated by reference herein, have been audited by KPMG Peat Marwick, independent auditors. The consolidated financial statements and financial statement schedules audited by KPMG Peat Marwick have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick and on their authority as experts in accounting and auditing.


                                 LEGAL OPINION

  The validity of the Common Stock and Special Warrants to which this Prospectus relates has been passed upon by Jones, Day, Reavis & Pogue.

===============================================================================

  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK AND SPECIAL WARRANTS TO PURCHASE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK OR SPECIAL WARRANTS TO PURCHASE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.



                    ________________________________________



                               TABLE OF CONTENTS

Page

Available Information...................   2
Information Incorporated by Reference...   2
Prospectus Summary......................   3
Risk Factors............................  11
The Company.............................  15
Refinancing and Other Loans.............  17
The FRP Recapitalization................  23
Stock Purchase Agreements...............  24
Dividend Policy.........................  24
Use of Proceeds.........................  25
Capitalization..........................  26
Pro Forma Financial Information.........  26
The Subscription Offering...............  32
The Warrant Offering....................  34
Business and Properties of the Company..  35
Capital Stock...........................  50
Special Warrants........................  51
Plan of Distribution....................  51
Subscription Agent......................  52
Experts.................................  52
Legal Opinion...........................  52




                                1,520,212 SHARES
                       OF COMMON STOCK, WITHOUT PAR VALUE


                            149,607 SPECIAL WARRANTS
                             TO PURCHASE SHARES OF
                        COMMON STOCK, WITHOUT PAR VALUE



                               FORUM GROUP, INC.



                              ____________________

                                   PROSPECTUS
                              ____________________



                                 MARCH __, 1994


===============================================================================

                                    PART II
                                    =======

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  Estimated expenses in connection with the issuance and distribution of the securities being registered are as follows:

  SEC registration fee...............................................   $  2,159
  Blue Sky fees and expenses.........................................     10,000
  Printing, mailing and distribution expenses........................     20,000
  Legal fees and expenses............................................    150,000
  Accounting fees and expenses.......................................     15,000
  Subscription Agent's fees and expenses.............................     10,000
  Miscellaneous......................................................     16,841
                                                                        --------
     Total...........................................................   $224,000
                                                                        ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Indiana Business Corporation Law (the "IBCL") authorizes a corporation to indemnify its directors, officers, employees and agents against expenses in certain proceedings provided the indemnified person (i) acted in good faith,
(ii) reasonably believes, if acting in an official capacity, that his conduct was in the best interest of the corporation or, in all other cases, that his conduct was at least not opposed to the best interest of the corporation, and
(iii) in the case of criminal proceedings, had reasonable cause to believe that his conduct was lawful or had no reasonable cause to believe that his conduct was unlawful. The IBCL provides that a corporation must indemnify its directors, officers, employees and agents who are wholly successful, on the merits or otherwise, against expenses in the defense of such proceedings. The IBCL provides, however, that this indemnification is not exclusive of any other indemnification rights provided by the articles of incorporation, by-laws, resolution or other authorization adopted by a majority vote of the voting shares then issued and outstanding.

  Under the IBCL, a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against the liability under the provisions of the IBCL.

  The Restated Articles of Incorporation provide that the Company has the power to indemnify any director or officer who was or is a party, or is threatened to be made a party, to any proceeding (other than an action by or in the right of the Company by reason of the fact that he is or was a member of the Board of Directors or an officer) against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The Company has the power to indemnify any director or officer who was or is a party, or is threatened to be made a party, to any proceeding by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a member of the Board of Directors or an officer against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless, and only to the extent, that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which such court shall deem proper. The indemnification provided by the Restated Articles of Incorporation is not exclusive of any other rights to which those indemnified may be entitled.

  As authorized by the IBCL and the Restated Articles of Incorporation, the Company has entered into indemnification agreements with each of its directors. The indemnification agreements provide for, among other things, (i) the indemnification by the Company of the indemnitees thereunder to the extent permitted by the IBCL and the Restated Articles of Incorporation, (ii) the advancement of attorneys' fees and other expenses, and (iii) the establishment, upon approval by the Board of Directors, of trusts or other funding mechanisms to fund the Company's indemnification obligations thereunder.

  The Company has purchased insurance designed to protect and indemnify the Company and its directors and officers in case they are required to pay any amounts arising from certain civil claims, including claims under the Securities Act which might be made against them by reason of any actual or alleged act, error, omission, misstatement, misleading statement, neglect or breach of duty.

ITEM 16.  EXHIBITS.


      2(1) Debtors' Third Amended and Restated Joint Plan of Reorganization, as modified (incorporated by reference to Exhibit 2(1) to the Company's Current Report on Form 8-K dated January 23, 1992 (the "January 1992 Form 8-K"), and Exhibits 2(2), 2(3), 2(4) and 2(5)
               to the Company's Current Report on Form 8-K dated April 2, 1992 (the "April 1992 Form 8-K"))

      2(2) First Modification of Debtors' Third Amended and Restated Joint Plan of Reorganization, dated as of February 28, 1992; Second Modification of Debtors' Third Amended and Restated Joint Plan of Reorganization, dated as of February 28, 1992; Third Modification of Debtors' Third Amended and Restated Joint Plan of Reorganization, dated as of February 28, 1992; Fourth Modification of Debtors' Third Amended and Restated Joint Plan of Reorganization, dated as of March 24, 1992 (incorporated by reference to Exhibits 2 (1-5) to the April 1992 Form 8-K)

      2(3) Fifth Modification of Debtors' Third Amended and Restated Joint Plan of Reorganization, dated as of May 20, 1992 (incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K dated September 10, 1992)

      4(1) Warrant Agreement, dated as of June 10, 1993, by and between the Company and Citicorp USA, Inc. (incorporated by reference to
               Exhibit 4(3) to the 1992 Form 10-K)

      5(1) Opinion of Jones, Day, Reavis & Pogue regarding legality of securities being registered*

     10(1) Recapitalization Agreement, dated as of October 6, 1993, between the Company and FRP (incorporated by reference to Exhibit 10(1) to the Company's Current Report on Form 8-K dated October 6, 1993 (the "October 1993 Form 8-K"))

     10(2) Stock Purchase Agreement, dated October 6, 1992, by and among the Company, Forum Holdings and AFG (incorporated by reference to
               Exhibit 10(2) to the October 1993 Form 8-K)

     10(3) Stock Purchase Agreement, dated November 16, 1993, by and between the Company and Resources*

     10(4) Refinancing Loan Agreement (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1993 (the "1993 Third Quarter Form 10-Q")

     10(5)      Commitment Letter, dated October 21, 1993, from Nomura to the
               Company relating to the Acquisition Loan*

     10(6) Management Agreement, dated as of December 31, 1986, among FRP, Forum Retirement Operations, L.P. ("Operations"), Forum Health Partners I- A, L.P., Foulk Manor Associates, L.P. and the Company (incorporated by reference to Exhibit 10(1) of FRP's Registration Statement on Form S-2 filed with the Commission on November 10, 1993 (the "FRP Form S-2"))

     10(7) First Amendment to Management Agreement, dated as of June 29, 1989 (incorporated by reference to Exhibit 10(2) to the FRP Form S-2)

     10(8) Second Amendment to Management Agreement, dated as of September 29, 1989 (incorporated by reference to Exhibit 10(3) to the FRP Form S-2)

     10(9) Third Amendment to Management Agreement, dated as of May 27, 1992 (incorporated by reference to Exhibit 10(4) to the FRP Form S-2)

    10(10) Fourth Amendment to Management Agreement, dated as of November 9, 1993 (incorporated by reference to Exhibit 10(5) to the FRP Form S-2)

    10(11)     Forum Group, Inc., 1986 Stock Option Plan*

    10(12) Option Agreement (MLP), dated as of December 29, 1986, among the Company, FRP and Operations (incorporated by reference to Exhibit 2(1) to the FRP Form S-2)

    10(13) Note Purchase Agreement among Japan Leasing (U.S.A.), Inc., Inter-Lease (U.S.A.) Corporation, FRCIILP, and Japan Leasing (U.S.A.), Inc., as agent (incorporated by reference to Exhibit 10(1) to the Company's Current Report on Form 8-K dated May 15, 1989 (the "May 1989 Form 8-K"))

    10(14) Guaranty Issuance Agreement among GATX Realty Corporation, GATX Leasing Corporation and FRCIILP (incorporated by reference to Exhibit 10(2) to the May 1989 Form 8-K)

    10(15) Note Purchase Agreement among Mitsui Leasing (U.S.A.) Inc., BOT Leasing America Inc., Redwood Properties, Inc., the Company, FRCILP, and Mitsui Leasing (U.S.A.) Inc., as agent (incorporated by reference to Exhibit 10(1) to the Company's Current Report on Form 8-K dated April 24, 1990 (the "April 1990 Form 8-K"))

    10(16) Guaranty Issuance Agreement among GATX Realty Corporation, GATX Capital Corporation and FRCILP (incorporated by reference to Exhibit 10(2) to the April 1990 Form 8-K)

    10(17) Stock Purchase Agreement, between Forum Holdings and the Company, dated February 1, 1993 (incorporated by reference to Exhibit 4(1) to the Company's Current Report on Form 8-K dated February 1, 1993 (the "February 1993 Form 8-K"))

    10(18) Agreement in Principle among Apollo Investment Fund, L.P. ("AIF"), Investors Genpar, Inc. ("Genpar"), Evergreen Healthcare, Ltd. ("Evergreen"), and the Company, dated February 1, 1993 (incorporated by reference to Exhibit 28 to the February 1993 Form 8-K)

    10(19) Agreement in Principle among AIF, Genpar, Evergreen, and the Company, dated April 13, 1993 (incorporated by reference to
               Exhibit 2(1) to the Company's Current Report on Form 8-K dated April 13, 1993 (the "April 1993 Form 8-K"))

    10(20) Acquisition Agreement among AIF, FL Advisors, on behalf of one or more managed accounts, Lion Advisors, L.P. ("Lion Advisors") on behalf of one or more managed accounts, Genpar, Inc., Evergreen, and the Company, dated as of April 18, 1993 (incorporated by reference to Exhibit 2(2) to the April 1993 Form 8-K)

    10(21) Letter Agreement between Forum Holdings and the Company, dated as of April 18, 1993 (incorporated by reference to Exhibit 2(3) to the April 1993 Form 8-K)

    10(22) Indenture, dated as of June 1, 1993, between the Company, as Issuer, and First Trust National Association, as Trustee, including form of Senior Subordinated Note (the "Indenture") (incorporated by reference to Exhibit 4(1) to the 1992 Form 10-K)

    10(23) Amendment to the Indenture and Notes, dated as of January 31, 1994 (incorporated by reference to the 1993 Third Quarter Form 10-Q)

    10(24) Credit Agreement dated as of June 10, 1993, among the Company, the Lenders named therein, Citibank, N.A. as Issuing Bank and Citicorp USA, Inc., as Agent (the "Credit Agreement") (incorporated by reference to Exhibit 10(1) on the 1992 Form 10-K)

    10(25) Waiver and Supplement to the Credit Agreement, dated as of January 31, 1994 (incorporated by reference to the 1993 Third Quarter Form 10-Q)

    10(26) Note Purchase Agreement, dated as of June 14, 1993, among the Company, and the purchasers parties thereto (incorporated by reference to Exhibit 4(2) of the 1992 Form 10-K)

    10(27) Agreement, dated as of June 6, 1993, among the Company, AIF, FL Advisors, on behalf of one or more managed accounts, Lion Advisors, Genpar, and Evergreen (incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K dated June 14, 1993 (the "June 1993 Form 8-K"))

    10(28) Agreement, dated as of June 14, 1993, among the Company, AIF, FL Advisors, on behalf of one or more managed accounts, Lion Advisors, Genpar, and Evergreen (incorporated by reference to Exhibit 2.3 to the June 1993 Form 8-K)

    13(1) Annual Report on Form 10-K for the year ended March 31, 1993 (filed with the Commission on June 29, 1993)*

    13(2) Quarterly Report on Form 10-Q for the quarter ended September 30, 1993 (filed with the Commission on November 15, 1993)*


    13(3) Quarterly Report on Form 10-Q for the quarter ended December 31, 1993, as amended (filed with the Commission on March 2, 1994)*


    23(1)      Consent of KPMG Peat Marwick*

    23(2)      Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5(1))

    24(1)      Powers of Attorney*

    99(1)      Form of Notice of Exercise of Subscription Privilege*

    99(2) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

    99(3) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

    99(4)      Form of Subscription Agent Agreement*

- ------------------

* Previously filed.

ITEM 17.  UNDERTAKING

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Commission, the indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against those liabilities (other than payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of that issue.

                                   SIGNATURES


 Pursuant to the requirements of the Securities Act, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 3 to Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on the date indicated on the cover page of this Registration Statement.

                                       FORUM GROUP, INC.



                                       By:         /s/ JOHN H. SHARPE
                                           -----------------------------------
                                                       John H. Sharpe,
                                              Vice President, Secretary and
                                                       General Counsel


  Pursuant to the requirements of the Securities Act, this Amendment No. 3 to Registration Statement on Form S-2 has been signed by the following persons in the capacities indicated on the date indicated on the cover page of this Amendment No. 3:


            Signature                              Title
            ---------                              -----
       ROBERT A. WHITMAN*              Chairman of the Board, President
- ---------------------------------      and Chief Executive Officer
       Robert A. Whitman

         PAUL A. SHIVELY*              Senior Vice President, Treasurer and
- ---------------------------------      Chief Financial Officer
         Paul A. Shively

         PETER P. COPSES*                            Director
- ---------------------------------
         Peter P. Copses

        DANIEL A. DECKER*                            Director
- ---------------------------------
        Daniel A. Decker

          JAMES A. EDEN*                             Director
- ---------------------------------
          James A. Eden

       ASHER O. PACHOLDER*                           Director
- ---------------------------------
       Asher O. Pacholder

      WILLIAM G. PETTY, JR.*                         Director
- ---------------------------------
      William G. Petty, Jr.

       ANTHONY P. RESSLER*                           Director
- ---------------------------------
       Anthony P. Ressler

        D. ELLEN SHUMAN*                             Director
- ---------------------------------
        D. Ellen Shuman

         ERIC P. SIEGEL*                             Director
- ---------------------------------
         Eric P. Siegel

       MERLIN C. SPENCER*                            Director
- ---------------------------------
       Merlin C. Spencer

       GEORGE D. WOODARD*                            Director
- ---------------------------------
       George D. Woodard


*The undersigned, by signing his name hereto, does sign and execute this Amendment No. 3 to Registration Statement on Form S-2 pursuant to powers of attorney executed by the above-named officers and directors and filed herewith.



                                       By:         /s/ JOHN H. SHARPE
                                           -----------------------------------
                                                       John H. Sharpe
                                                      Attorney-in-Fact